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02060613

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DATE : 12/16/02

82-4859

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12-31-01

ВАТ «УКРНАФТА»

JSC UKRNAFTA

ВАТ «УКРНАФТА»

JSC UKRNAFTA



ВАТ «УКРНАФТА»



ЗМІСТ

ВАТ «УКРНАФТА»

Україна - багата держава: працьовиті люди, багатства надр, мальовничі краєвиди, зручне географічне розташування вдало поєднані на цій родючій землі.

Кожного дня двадцятишеститисячний колектив ВАТ "Укрнафта" наполегливою, самовідданою працею примножує цей безцінний скарб.

Розвиток вітчизняної нафтогазової промисловості нерозривно пов'язаний з діяльністю усієї Компанії-лідера галузі, яка працює в інтересах акціонерів, клієнтів та майбутнього України.

На сьогодні внесок ВАТ "Укрнафта" до енергетичної безпеки держави становить: 93% нафти, 40% - газового конденсату, 18% - природного газу від загального річного видобутку в межах країни.

Активна діяльність на вітчизняному та світовому ринках, стабілізація виробничих показників є основою для втілення в життя стратегічних цілей Компанії.

Фактичні показники діяльності, за результатами 2001 року, є запорукою до подальшого вирішення поставлених завдань.

Тактика та стратегія розвитку Компанії підпорядковані головній меті - перетворенню ВАТ "Укрнафта" в вертикально інтегровану компанію із значним конкурентним потенціалом.

Актуальними завданнями та місією Компанії є стабільне забезпечення потреб вітчизняних споживачів в енергоносіях, застосування сучасних технологій видобутку та переробки первинних носіїв енергії, які дозволяють підтримувати високий рівень охорони праці робітників та навколишнього середовища, а також збагачення скарбниці держави та зміцнення її позицій на міжнародному ринку і в світовій спільноті.

ВАТ «УКРНАФТА»

4

ОСНОВНІ ВИРОБНИЧІ ПОКАЗНИКИ

Показник	1999	2000	2001
Видобуток нафти, тис. тонн	**2 951,4**	**2 864,6**	**2 811,4**
нафта	2 491,3	2 436,3	2 406,7
конденсат	460,1	428,3	404,7
Видобуток газу, млн.м^3	**3 357,2**	**3 306,1**	**3 292,6**
нафтовий	652,1	643,7	654,9
природний	2 705,1	2 662,4	2 637,7
Виробництво, тис.тонн			
скрапленого газу	107,9	114,2	135,3
стабільного бензину	152,2	142,5	154,5
Бурові роботи, тис.м	**140,6**	**181,3**	**217,9**
експлуатаційне буріння	127,7	167,1	185,0
розвідувальне буріння	12,9	14,2	32,9
Введення нових свердловин, шт.	**48**	**55**	**60**
нафтових	39	40	47
газових	9	15	13
Середньооблікова кількість працівників, чол.	**25 370**	**25 476**	**26 060**

Успішно виконані річні виробничі завдання.

В порівнянні з 2000 роком зросли обсяги:

- розвідувального буріння у 2,3 рази, експлуатаційного буріння на 10,7%;
- будівництва та облаштування родовищ в 1,6 раза;
- виробництва стабільного бензину на 8,4%.

Видобуток газу (нафтового та природного) млн.м³



652,1
643,7
654,9
3 357,2
3 306,1
3 292,6
2 705,1
2 662,4
2 637,7
1999
2000
2001
Разом
Нафтовий
Природний

Видобуток нафти та конденсату, тис. тонн



2 491,3
2 436,3
2 406,7
2 951,4
2 864,6
2 811,4
460,1
428,3
404,7
1999
2000
2001
Разом
Нафта
Конденсат

Виробництво (скрапленого газу, стабільного бензину) тис. тонн



107,9
114,2
135,3
152,2
142,5
154,5
1999
2000
2001
Скрапленого газу
Стабільного бензину

Введення нових свердловин (газових, нафтових)



39
40
47
48
55
60
9
15
13
1999
2000
2001
Разом
Нафтових
Газових

ОСНОВНІ ФІНАНСОВІ ПОКАЗНИКИ

В порівнянні з показниками 2000 року досягнуто:
- зростання активів Компанії на 24%;
- збільшення грошового потоку від операційної діяльності на 15,1%.
- зменшення зобов'язань на 14,7%.

Показник	2000	2001	Відносне зростання
Чистий прибуток, тис. грн.	991 704,0	975 204,0	98,3%
Чистий доход (виручка) від реалізації продукції, тис. грн.	2 928 665,0	2 608 606,0	98,1%
Всього активи, тис. грн.	3 681 856,0	4 558 460,0	123,8%
Всього зобов'язання, тис. грн.	670 274,0	572 001,0	85,3%
Грошовий потік від операційної діяльності, тис. грн.	1 250 692,0	1 440 080,0	115,1%
Рентабельність капіталу (ROE), %	39,1	28	71,6%
Рентабельність активів (ROA), %	28,71	23,7	82,42%
Кількість простих акцій, тис. шт.	54 228,5	54 228,5	-
Чистий прибуток на акцію, грн.	18,29	17,98	98,3%
Чистий доход на акцію, грн.	54,01	48,10	98,1%

Чистий прибуток, тис.грн


98.3%
991 704,0
975 204,0
2000
2001

Чистий доход (виручка)
від реалізації продукції, тис.грн.


98.1%
2 928 665,0
2 608 606,0
2000
2001

Грошовий потік від операційної
діяльності, тис. грн.


115,1%
1 250 692,0
1 440 080,0
2000
2001

Всього активи, тис. грн.


123,8%
3 681 856,0
4 558 460,0
2000
2001

ЗВЕРНЕННЯ ДО АКЦІОНЕРІВ



САЛМІН
Олег Володимирович

Голова Правління

(05.2002р. Почесний Голова Правління ВАТ "Укрнафта", Депутат Верховної Ради України)

ВАТ "Укрнафта" сьогодні - це лідер української нафтогазової промисловості, що забезпечує 93% видобутку нафти, 40% газового конденсату та 18% природного газу в країні.

Впродовж 2001 року активи Компанії зросли на 24%. За підсумками діяльності у 2001 році ВАТ "Укрнафта" посіло 1 місце за показниками капіталізації та третє місце за показниками отриманого прибутку серед провідних компаній України.

Підсумки діяльності ВАТ "Укрнафта" за 2001 рік підтвердили високу репутацію Компанії. Ми послідовно втілюємо у життя розроблену нами програму розвитку - перетворення ВАТ "Укрнафта" у сучасну вертикально інтегровану нафтову компанію міжнародного рівня.

Ми домоглись чіткого розподілу виробничих та допоміжних процесів, переходу на помісячне бюджетування та сучасну систему управління.

Впровадження прозорої системи ціноутворення та збуту продукції через аукціони, передова система управління бізнес-процесами, сучасний менеджмент дозволили досягти фінансової стабілізації Компанії та створити основу для зростання обсягів видобутку нафти і газу.

Одним з шляхів збільшення частки Компанії на ринку нафти є диверсифікація ресурсної бази за рахунок видобутку в інших країнах. Ми ведемо переговори про співробітництво з іноземними нафтовими компаніями з метою виходу Компанії на міжнародний нафтовий ринок.

Важливим здобутком стало формування команди висококваліфікованих управлінців, зусилля якої були спрямовані на досягнення позитивних змін у Компанії.

Високий рівень менеджменту, контроль за фінансовими потоками, оновлення виробничих фондів - саме ці фактори у значній мірі визначають професійний та стабільне функціонування Компанії.

Науково-виробничий потенціал Компанії та позитивні ринкові перспективи створюють основу для більш активного залучення інвестицій іноземних партнерів для реалізації спільних проектів. Позитивні зміни у законодавстві України дозволяють вести спільний бізнес за договорами про розподіл продукції.

Ми впевнені, що раціонально сформульовані пріоритети діяльності, підтримка наших акціонерів та самовіддана праця багаточисельного колективу підприємства сприятимуть подальшому розвитку та процвітанню Компанії.

Пропонуємо Вашій увазі звіт компанії за 2001 рік та запрошуємо до плідної та взаємовигідної співпраці.



ДЕМЧЕНКО
Петро Миколайович

Перший заступник Голови правління з виробничих питань,
член Правління

(з 05.2002р. - Голова правління ВАТ "Укрнафта")

КОМПАНІЯ У 2001 РОЦІ

ВАТ "Укрнафта" - найбільша вітчизняна нафтогазовидобувна компанія, яка забезпечує понад 93% видобутку нафти, 40% газового конденсату та 18% газу від загального видобутку цих вуглеводнів в Україні.

Основні види виробничої діяльності Компанії включають: проведення геологорозвідувальних робіт; експлуатаційне буріння; видобуток нафти, газу, конденсату; підготовку та переробку газу на території 8 областей або двох нафтогазових регіонів України - Західного (Прикарпатський прогин - Львівська, Івано-Франківська та Чернівецька області) і Східного (Дніпровсько-Донецька западина - Сумська, Чернігівська, Полтавська, Харківська та Дніпропетровська області). ВАТ "Укрнафта" здійснює експлуатацію 99 нафтових і газових родовищ на 2 179 нафтових та 234 газових свердловинах. Переробка газу здійснюється на трьох газопереробних заводах Компанії: Гнідинцівському, Долинському, Качанівському, а також Бориславським НГВУ.

2001 рік став для Компанії ще одним кроком до фінансової стабілізації. Сприятлива кон'юнктура ринку, прозора система збуту продукції через аукціони створили основу для успішного виконання програми стратегічного розвитку.

Сучасний менеджмент та ефективна організація діяльності дозволили за короткий термін впровадити необхідні бізнес-процеси для стабілізації діяльності Компанії. Створена сучасна система управління корпоративними фінансами. Казначейство Компанії забезпечує виконання бюджетів структурних підрозділів, довготермінове планування та управління грошовими потоками. На сучасному рівні здійснюється матеріально-ресурсне планування, контроль за доходами та витратами, проектне фінансування.

Структура видобутку нафти та газового конденсату в Україні у 2001 році


6%
18%
76%

Структура видобутку природного газу в Україні у 2001 році


18%
8%
74%


ВАТ "Укрнафта"
ДК "Укргазвидобування"
Інші

Одним з перспективних напрямків розвитку Компанії є проведення повного комплексу робіт з видобутку нафти і газу в інших країнах. Спеціалісти Компанії мають значний досвід будівництва бурових свердловин в Російській Федерації, Іраку, Індії, Пакистані, Сирії, Алжирі, Лівії, Кубі та В`єтнамі.

Для отримання права на участь в міжнародних тендерах і конкурсах на проведення бурових робіт та розробку родовищ Компанія здійснює сертифікацію бурового і нафтопромислового обладнання за міжнародними стандартами. Сертифікація спеціалістів проводиться в Міжнародному центрі сертифікації фахівців в Угорщині.

В 2001 році проводилась робота по відбору найбільш ефективних проектів для виходу на нафтогазові ринки країн СНД (Російська Федерація, Туркменістан, Узбекистан) та міжнародний ринок.

Здобутками 2001 року стали:

- Стабілізація виробництва Компанії: в значній мірі скорочено темпи зниження рівня видобутку нафти та газу; збільшено обсяги переробки скрапленого газу та стабільного бензину.
- Розвиток матеріальної та ресурсної бази Компанії.
- Зростання обсягів експлуатаційного та розвідувального буріння.
- Оновлення виробничих фондів, закупівля сучасного бурового та нафтовидобувного обладнання.


НАФТА»



ОРГАНИ УПРАВЛІННЯ КОМПАНІЇ

СПОСТЕРЕЖНА РАДА

КОПИЛОВ Вадим Анатолійович
Голова Правління НАК "Нафтогаз України" – перший заступник Міністра палива та енергетики, Голова Спостережної ради

КОЩИНЕЦЬ Василь Васильович
Перший заступник Голови Правління НАК "Нафтогаз України",
заступник Голови Спостережної ради

САБОДАХА Олександр Сергійович
Голова Правління ВАТ "Фінансова компанія "Укрнафтогаз", секретар Спостережної ради

БУЛАНЬКОВ Володимир Вікторович
Голова Спостережної ради ЗАТ "Страхова компанія "Єврорезерв"

ІВЧЕНКО Олексій Григорович
Радник Прем'єр-міністра України

КАЛЬЧЕНКО Михайло Вікторович
Заступник директора Державного департаменту нафтової, газової та переробної промисловості міністерства палива та енергетики України

ЛАГУР Сергій Миколайович
Віце-президент інвестиційно-промислової групи "Європа-П"

ПРОСКУРКІН Володимир Павлович
Заступник начальника управління з питань державної політики в паливно-енергетичному комплексі КМУ

САКВА Юрій Вікторович
Заступник Міністра палива та енергетики України

ТАРАШЕВСЬКИЙ Владислав Станіславович
Начальник департаменту інвестиційної діяльності НАК "Нафтогаз України", член Правління

ЧЕЧЕТОВ Михайло Васильович
Перший заступник Голови Фонду державного майна України

РЕВІЗІЙНА КОМІСІЯ

РУБАН Наталія Іванівна
Голова Ревізійної комісії,
заступник Голови Головного КРУ України

ГОЛЬДЕНБЕРГ Яків Ізраілевич
Заступник Голови Ревізійної комісії,
заступник начальника відділу цінних паперів і зв'язку з акціонерами ВАТ "Укрнафта"

ВИСОЧИНА Лідія Станіславівна
Головний бухгалтер УАС ВАТ "Укрнафта"

ГОРЯЖЕКО Юрій Олексійович
Начальник КРУ НАК "Нафтогаз України"

СУЛЬЖЕНКО Тетяна Олександрівна
Заступник Голови ради Івано-Франківської профспілки працівників нафтової та газової промисловості.



ПРАВЛІННЯ КОМПАНІЇ



САЛМІН
Олег Володимирович
Голова Правління
(з 05.2002р. Почесний Голова Правління ВАТ "Укрнафта", Депутат Верховної Ради України)



ДЕМЧЕНКО
Петро Миколайович
Перший заступник Голови правління з виробничих питань, член Правління
(з 05.2002р. - Голова правління)



ГНИП
Михайло Петрович
з 07.2002р.
Перший заступник Голови Правління



БРАЖИНА
Григорій Йосипович
Заступник Голови Правління по бурінню,
член Правління



ЗІНЕВИЧ
Володимир Олегович
Заступник Голови Правління з фінансових питань,
член Правління



ІВАНОВ
Валерій Володимирович
Заступник Голови Правління з зовнішньо-економічних зв`язків,
член Правління



ЗАРУБІН
Юрій Олександрович
Заступник Голови Правління по науково-технічному прогресу, член Правління



МІРОШНИЧЕНКО
Віра Євгенівна
Головний бухгалтер, член Правління



ОКРЕПКИЙ
Роман Миколайович
Заступник Голови Правління по геології, член Правління



САДОВИЧ
Андрій Анатолійович
Заступник Голови Правління з матеріально-технічного забезпечення, член Правління



БАРКОВСЬКИЙ
Володимир Якович
Заступник Голови Правління по капітальному будівництву, член Правління, секретар Правління



ТИТАРЕНКО
Василь Григорович
Заступник Голови Правління з кадрових та соціальних питань, член Правління



ТАЧИНСЬКИЙ
Михайло Євстахійович
Заступник Голови Правління з охорони праці та екології, член Правління



КОВАЛКО
Олександр Михайлович
Заступник Голови Правління з економіки та планування, член Правління (до 06.2002 року)



ЗАРУБЕНКО
Петро Федорович
радник Голови Правління, член Правління (до 07.2002 року)




ЗАГАЛЬНІ ЗБОРИ АКЦІОНЕРІВ
РЕВІЗІЙНА КОМІСІЯ
СПОСТЕРЕЖНА РАДА
ПРАВЛІННЯ

ОРГАНІЗАЦІЙНА СТРУКТУРА КОМПАНІЇ

Відкрите акціонерне товариство "Укрнафта" функціонує як єдиний виробничо-господарський комплекс. Структура Компанії, яка включає двадцять шість підприємств, забезпечує власні потреби і не залежить від зовнішніх факторів. Вона є функціональною, логічною та керованою, що в цілому зумовлює отримання високих результатів у роботі підприємства.

Унікальне устаткування, прогресивне обладнання структурних одиниць загалом складають високопродуктивні виробничі потужності ВАТ "Укрнафта", що пояснює високі показники виробничої діяльності.

Структурні підрозділи підприємства мають висококваліфікований персонал, як в апараті управління, так і на всіх рівнях структурних одиниць. Для виходу на світовий ринок з послугами в нафтогазовій сфері, Товариство провело навчання та сертифікувало спеціалістів за стандартами API.

Персонал Компанії становить близько 26 000 фахівців, що мають значний досвід роботи, які щодня своєю наполегливою працею примножують багатство країни.




НГВУ "Бориславнафтогаз"
НГВУ "Долинанафтогаз"
НГВУ "Надвірнанафтогаз"
НГВУ "Охтирканафтогаз"
НГВУ "Полтаванафтогаз"
НГВУ "Чернігівнафтогаз"
Бориславське УБР
Долинське УБР
Надвірнянське УБР
Ів.-Франківське УБР
Охтирське УБР
Прилуцьке УБР
Гоголівська ЦБВО
Бориславська ЦБВО
Долинське ТУ
Полтавське ТУ
Гнідинцівський ГПЗ
Долинський ГПЗ
Качанівський ГПЗ
УАС
Полтавська ВЧ
Долинська ЕІБ
ДП "Укрнафтосервіскомплект"
ЦНДЛ
ЦНЕД
ЦГТД


201/2
201

КАРТА РОДОВИЩ


Луцьк
Рівне
Житомир
КИЇВ
Гніденцівське
Суми
Анастасівське
Ахтирка
Харків
Коханівське
Львів
Садкове
Бориславське
Волинське
Тернопіль
Хмельницький
Вінниця
Долинське
Івано-Франківськ
Ужгород
Довбушансько-Бистрицьке
Солотвинське
Чернівці
Черкаси
Кіровоград
Дніпропетровськ
Запоріжжя
Миколаїв
Херсон
Одеса
Приазовське
Морське
Стрілковий
Східно-Сарацьке
Голицинське
Штормове
Північно-Керченське
Борзовське
Фонтанівське
Сімферополь
ПОЗНАЧЕННЯ
Міста
Нафтогазоносні
райони
Родовища

ГЕОЛОГОРОЗВІДКА ТА БУРОВІ РОБОТИ

У 2001 році Компанія активізувала свою діяльність у сфері геологорозвідки.

Станом на 01.01.2002 року початкові видобувні ресурси на території діяльності Компанії становили 1280,3 млн. тонн умовного палива, з яких 45,3% - нафта. Розвідано запасів, еквівалентних 847,3 млн. тонн умовного палива, з яких всього видобуто 517,6 млн. тонн. Нерозвідані запаси вуглеводнів складають 432,9 млн. тонн, в тому числі 180,4 млн. тонн нафти. Ступінь розвідки початкових видобувних запасів вуглеводнів Компанії становить 66,2%.

В результаті проведення геологорозвідувальних робіт у 2001 році прирощено 1 112 тис. тонн промислових запасів умовного палива, з них нафти - 951 тис. тонн і газу - 156 млн. м³, відкрито нове Південно-Пнівське нафтове родовище у Західному регіоні.

В 2000 - 2001 роках вперше на території діяльності Компанії проведено широкомасштабну сейсморозвідку за методикою "3D" в межах Західно-Вільшансько-Решетняківської зони структур. В поточному році триває виконання робіт на Бугруватівському родовищі.

Роботи з будівництва розвідувальних та експлуатаційних свердловин проводилися 45 буровими бригадами, 78 буровими установками.

Покращилось матеріально-технічне забезпечення бурових робіт. На 25% оновлено бурове обладнання. Це дозволило збільшити обсяги буріння більш ніж на 20%. На 15% зросла комерційна швидкість буріння, що є результатом більш ефективного використання календарного часу.

Основний приріст обсягів буріння забезпечили Надвірнянське управління бурових робіт (146,5%), Прилуцьке управління бурових робіт (144,6%), Бориславське управління бурових робіт (117,8%). Впродовж 2001 року було введено в експлуатацію 47 нових нафтових та 13 газових свердловин (у 2000 році відповідно 40 та 15).

Програма геологорозвідувальних робіт до 2005 року, що є однією з складових стратегії Компанії, передбачає збільшення обсягів розвідувального буріння з 32,9 тис. метрів у 2001 році до 90,0 тис. метрів у 2003-2005 роках. Щорічний приріст запасів вуглеводнів за період 2003-2005 років планується збільшити у 2,5 рази в порівнянні з рівнем 2000 року.

Основний приріст запасів передбачається отримати як за рахунок дорозвідки родовищ (Рибальського, Червонозаводського, Анастасівського, Східно-Рогінцівського, Західно-Козіївського, Новогригоріївського, Микуличинського, Східно-Решетняківського та інших), так і за рахунок введення в пошукове буріння цілого ряду високоперспективних структур.

Реалізація програми геологорозвідувальних та бурових робіт має забезпечити основу для довгострокової стабілізації рівня видобутку нафти і газу Компанією в Україні.

Динаміка обсягів буріння в 1997 - 2001 роках, тис. метрів

Бурові роботи	1997	1998	1999	2000	2001	2001 до 2000, %
Експлуатаційне буріння	135,4	147,7	127,7	167,1	185,0	**10,7**
Розвідувальне буріння	13,4	7,9	12,9	14,2	32,9	**131,6**



ВИДОБУВАННЯ НАФТИ ТА ГАЗУ

У 2000 - 2001 роках Компанією створено необхідні умови для стабілізації обсягів видобутку нафти і газу та послідовного їх нарощування: збільшено обсяги геологорозвідувального та експлуатаційного буріння, зросли розвідані запаси, впроваджено нове промислове обладнання та нові технології.

У 2001 році Компанія видобула 2 811,4 тис. тонн нафти з газовим конденсатом та 3 292,6 млн. м^3 природного газу, що склало відповідно 98,1% та 99,6% до рівня 2000 року.

Видобування нафти здійснювалось на території двох нафтогазоносних регіонів України: Дніпровсько-Донецькій западині та Прикарпатському прогині. Роботи з видобування вуглеводнів проводили шість нафтогазовидобувних управлінь (НГВУ), що входять до складу Компанії. В Східному регіоні (Дніпровсько-Донецька западина) це НГВУ: "Чернігівнафтогаз", "Полтаванафтогаз", "Охтирканафтогаз", які забезпечили видобуток 79,9% нафти та 90,6% природного газу від загального видобутку Компанії. В Західному регіоні (Прикарпатська западина) це НГВУ: "Долинанафтогаз", "Бориславнафтогаз", "Надвірнанафтогаз", що видобули відповідно 20,3% нафти та 9,3% природного газу. Промислову розробку у Східному регіоні, на відміну від Західного, розпочато порівняно недавно. Тут відкрито значні нафтогазові родовища, що перебувають на початкових стадіях розробки.

Динаміка видобутку нафти та газу у 2000 - 2001 роках

НГВУ	2000		2001		2001 до 2000, %	
	нафта, тис.тонн	газ, млн.м^3	нафта, тис.тонн	газ, млн.м^3	нафта	газ
"Чернігівнафтогаз"	480,0	133,8	462,60	138,8	96,4	103,8
"Полтаванафтогаз"	290,0	1625,9	285,79	1574,2	98,5	96,8
"Охтирканафтогаз"	1513,5	1205,4	1500,00	1271	99,1	105,4
"Долинанафтогаз"	311,4	84,9	316,00	87,1	101,5	102,6
"Бориславнафтогаз"	113,0	58,2	90,92	28,6	80,5	49,0
"Надвірнанафтогаз"	156,7	197,9	156,05	192,9	99,6	97,4
ВАТ "Укрнафта"	**2864,6**	**3306,1**	**2811,36**	**3292,6**	**98,1**	**99,6**

У 2001 році Компанією проводилась розробка 99 родовищ, з яких 83 нафтових та 16 газових. Видобування нафти та газу здійснювалось на 2 179 нафтових та 234 газових свердловинах. Всього за рахунок використання прогресивних технологій та організаційно-технічних заходів було видобуто понад 379 тис. тонн нафти.

Ефективність управління Компанією значною мірою зросла завдяки впровадженню корпоративної комп'ютерної мережі. Всі підрозділи оперативно надають інформацію про результати своєї діяльності до центрального офісу ВАТ "Укрнафта". Це надає можливість поліпшити оперативність управління та контролю і покращити аналіз діяльності підрозділів.

У звітному році Компанією перевиконано річні плани з видобутку нафти та газу. В той же час загальні показники, в порівнянні з минулим роком, зменшилися: видобуток нафти - на 1,9%, газу - на 0,4%. Причиною є значний ступінь вичерпання існуючих нафтових та газових родовищ Компанії.

Динаміка видобутку нафти і газу в Україні за роками

Видобуток нафти з конденсатом, тис.тонн



4092 4102 4138 3900 3801 3568 3709
3314 3191 3113 2993 2951 2865 2811
В Україні
ВАТ "Укрнафта"
1995 1996 1997 1998 1999 2000 2001

Видобуток газу, млн. м³



18161 18408 18312 17969 18112 17492 18349
В Україні
ВАТ "Укрнафта"
1995 1996 1997 1998 1999 2000 2001

Досягнуті у 2001 році результати підтверджують реальність стабілізації видобутку нафти з 2005-2006 років, а видобутку природного газу з 2004-2005 років, за умови впровадження запланованих заходів.

Подальшу стабілізацію та зростання видобутку нафти і газу Компанія планує за рахунок значного збільшення обсягів геологорозвідувального та експлуатаційного буріння, розгортання робіт з інтенсифікації видобутку, нарощення розвіданих запасів нафти і газу.

Оцінка можливих обсягів видобутку нафти та газу до 2005 року

Нафта з газовим конденсатом, тис. тонн



2865 2778 2733 2672 2637 2617
2000 2001 2002 2003 2004 2005

Газ, млн.м³



3306 3265 3146 3048 2906 2915
2000 2001 2002 2003 2004 2005



ПЕРЕРОБКА

Газопереробні заводи(ГПЗ) Компанії є найбільшими виробниками скрапленого газу та стабільного бензину в Україні.

Газопереробними заводами Компанії в 2001 році підготовлено та перероблено 2 755,4 млн. м^3 газу. Загальне виробництво скрапленого газу в 2001 році склало 135,3 тис. тонн. За підсумками року вітчизняними ГПЗ, що належать структурі ВАТ "Укрнафта", вироблено 154,5 тис. тонн стабільного бензину.

Переробка вуглеводнів, які видобуває Компанія, забезпечується власними потужностями Гнідинцівського, Качанівського, Долинського газопереробних заводів та Бориславським НГВУ. Кожен з заводів є частиною виробничого комплексу, який дозволяє використовувати ресурси нафтового газу та зменшувати втрати нафти і конденсату при розробці нафтогазових родовищ.

Враховуючи те, що з часу введення в експлуатацію газопереробних заводів (понад 30 років тому) значно зменшилась сировинна база, існуючі технологічні потужності заводів завантажені не повністю.

При проектуванні заводів технологічне устаткування з переробки газу було розраховане на більш "важку" сировину, і тому його ефективне використання можливе лише за умов проведення низки інженерно-технічних заходів.

Для модернізації технологічних потужностей реалізується програма реконструкції газопереробних заводів. Розроблені бізнес-проекти з реконструкції Глинсько-Розбишівського виробництва та створенню газопереробних потужностей на Анастасівському виробництві Качанівського ГПЗ. Закінчується розробка техніко-економічного обгрунтування реконструкції Гнідинцівського ГПЗ.

Виконання розробленої програми реконструкції Качанівського і Гнідинцівського газопереробних заводів дасть можливість додатково одержувати щороку до 150 тис. тонн скрапленого газу та 20 тис. тонн стабільного бензину, і дозволить повернути вкладені інвестиції за чотири-п`ять років.

З урахуванням кон'юнктури ринку та все більшого використання скрапленого газу як моторного пального, Компанія прогнозує збільшення ефективності використання своїх переробних потужностей.

Проводяться активні комерційні та маркетингові заходи з підписання контрактів на переробку давальницької сировини з постачальниками, що дозволить збільшити завантаження виробничих потужностей на 20%.

Відповідно до концепції перетворення у вертикально інтегровану компанію проводяться інтенсивні роботи по формуванню інфраструктури для переробки видобутої нафти.

Виробництво скрапленого газу, тис. тонн


118,5%
122,3
107,9
114,2
135,3
1998
1999
2000
2001

Виробництво стабільного бензину, тис. тонн


108,4%
160,1
152,2
142,5
154,5
1998
1999
2000
2001



ЗБУТ ПРОДУКЦІЇ

Протягом минулих років, та у 2001 році зокрема, Компанія цілеспрямовано проводила роботу зі створення ефективних каналів збуту продукції.

Одним з важливих чинників, що дозволив значно покращити оплату споживачів за нафту, газовий конденсат та продукцію газопереробних заводів, став перехід на аукціонну систему, запроваджену у відповідності до Постанови Кабінету Міністрів України № 599 від 4 квітня 2000 року.

Практика проведення аукціонів підтвердила їх позитивний вплив на створення прозорого механізму ціноутворення та формування конкурентного середовища. Завдяки участі в аукціонах з продажу нафти, газового конденсату, стабільного газового бензину Компанії вдавалося динамічно формувати конкурентноспроможні ціни. Подекадне відвантаження нафти дозволило гнучко керувати продажами продукції та стимулювати 100% розрахунки.

За 2001 рік Компанією було реалізовано 2 605,5 тис. тонн нафти з газовим конденсатом та газу природного (у тому числі нафтовий та відбензинений газ) 2 844,3 млн. $м^3$.

На показники збуту нафти вплинули технологічні особливості транспортування нафти до нафтопереробних заводів та специфіка роботи самих нафтопереробних заводів. Порушення нафтопереробними заводами умов угод з постачальниками давальницької нафти, зокрема недотримання термінів відвантаження готової продукції, призвело до виникнення певних ризиків щодо поставки нафти на ці заводи.

Для зменшення цих ризиків, які істотно впливають на ефективність ціноутворення, Компанія працює над диверсифікацією транспортних схем постачання продукції. Крім традиційних поставок нафти трубопровідним транспортом на Кременчуцький НПЗ, постачання видобутої продукції на Херсонський та Одеський НПЗ здійснювалось системою магістральних трубопроводів "Придніпровські магістральні нафтопроводи" - філії ВАТ "Укртранснафта".

Таким чином, у 2001 році Компанія здійснювала постачання нафти трубопровідним та залізничним транспортом на п'ять з шести нафтопереробних заводів України (Кременчуцький, Херсонський, Одеський, Дрогобицький, Надвірнянський).

В стратегічних планах розвитку інфраструктури ВАТ "Укрнафта" передбачається включення до її складу нафтопереробних потужностей, що приведе до розширення номенклатури продукції та забезпечить отримання додаткових прибутків від реалізації продуктів переробки нафти.

В рамках стратегії перетворення у вертикально інтегровану компанію менеджментом Компанії поставлена мета - зайняти до 15% вітчизняного ринку світлих нафтопродуктів.



ЦІННІ ПАПЕРИ ТА АКЦІОНЕРНИЙ КАПІТАЛ КОМПАНІЇ

2001 рік для фондового ринку виявився досить складним. Дестабілізація на світових фінансовому та фондовому ринках восени 2001 року не могла не відзначитись на динаміці вітчизняних фондових інструментів. Тенденція до зниження індексу ПФТС, від рівня 52 пунктів до 39,05 пунктів виявилась наслідком подій у США, що сколихнули весь світ у вересні 2001 року. Паніка на світових ринках внаслідок згаданих подій, тимчасовий відтік капіталу напередодні виборів є основними причинами зниження інвестиційної привабливості вітчизняних підприємств-емітентів та зниження котирування їх акцій.

Незважаючи на коливання ринкової вартості, акції ВАТ "Укрнафта" протягом останніх років користувались стійким попитом на вітчизняному фондовому ринку, що підтверджується обсягами укладених угод та свідчить про високу привабливість Компанії. За рейтингом "100 кращих компаній України" ВАТ "Укрнафта" з 1997 року є лідером у номінації "Ліквідність цінних паперів", а у 2001 році посіла перше місце в номінації "Ринкова капіталізація", яка склала 1 043 899 588 грн.

ВАТ "Укрнафта" було створене шляхом корпоратизації і зареєстроване 31.03.1994 року. Статутний фонд Компанії складає 13 557 127,5 грн. і поділений на 54 228 510 простих акцій номінальною вартістю 0,25 грн. кожна.

Державі в особі Фонду державного майна України належить 13 600 акцій, що складає 0,03% від статутного фонду Компанії. 50% плюс одна акція, у відповідності з рішенням Уряду України передано в управління і до статутного фонду НАК "Нафтогаз України". 49,97% акцій належить іншим юридичним та фізичним особам. Акції, що залишились у ФДМУ (0,03%), підлягають продажу, після цього буде завершена перша емісія акцій Компанії. Загальна кількість акціонерів Компанії становить близько 34 тис. осіб.



30
25
20
15
10
5
0
18.01.2001
01.02.2001
15.02.2001
01.03.2001
15.03.2001
29.03.2001
12.04.2001
26.04.2001
10.05.2001
24.05.2001
07.06.2001
21.06.2001
05.07.2001
19.07.2001
02.08.2001
16.08.2001
30.08.2001
13.09.2001
27.09.2001
11.10.2001
25.10.2001
08.11.2001
22.11.2001
06.12.2001
20.12.2001
Продаж
Купівля
Ціна остан.угоди

ВАТ "Укрнафта" є першою українською компанією, що вийшла на американський фондовий ринок, здійснивши у 1999 році програму випуску американських депозитарних розписок (ADR) першого рівня. В програмі також брали участь The Bank of New York в якості депозитарію, ING Barings Ukraine як банк-зберігач. Радниками з питань випуску депозитарних розписок виступили Фінансова компанія "Укрнафтогаз" і Baker Mc Kenzie.

В серпні 2001 року перед шостими зборами акціонерів 455 616 шт. ADR були продані американськими інвесторами українським брокерам. Протягом року ціна на 1 ADR становила 7,2 USD.

Акції Компанії входять до розрахункової корзини індексу ПФТС та індексу Frontier Composite, який розраховується провідним рейтинговим агентством Standart and Poor`s для ринків, що розвиваються.

В планах Компанії - проведення необхідних заходів для переходу до виконання програми випуску ADR третього рівня з метою забезпечення Компанії інвестиційними коштами.

Фінансова стабільність, виробничі здобутки Компанії, високий професіоналізм команди управління роблять Компанію інвестиційно привабливою для інвесторів та підвищують котирування її акцій.



СТАТЕГІЯ РОЗВИТКУ КОМПАНІЇ

ВАТ "Укрнафта" впевнено крокує у XXI сторіччя та має для реалізації перспективних планів надійну основну - потужну виробничу та наукову базу, кадровий потенціал, фінансові резерви, значний досвід роботи, високу репутацію як у партнерів по бізнесу, так і в органах державної влади.

Стратегія розвитку Компанії полягає у наступному:

- Формування вертикально інтегрованої компанії з конкурентним потенціалом на вітчизняному та світовому ринках.

- Стабілізація і нарощування обсягів видобутку нафти та газу. Нарощування ресурсного потенціалу за рахунок інтенсифікації геологорозвідувальних робіт на ліцензійних ділянках.

- Географічна диверсифікація ресурсної бази: активна участь в конкурсах та аукціонах на право придбання перспективних ділянок та родовищ.

- Впровадження нової техніки та технологій, що дозволяють збільшити коефіцієнт нафтовидобування на родовищах, що перебувають у розробці та наростити сировинну базу.

- Реалізація інвестиційних проектів реконструкції газопереробних заводів Компанії з метою виходу на світові ринки.





ПОГЛЯД У МАЙБУТНЄ: ІНВЕСТИЦІЙНА ТА ІННОВАЦІЙНА ДІЯЛЬНІСТЬ КОМПАНІЇ

Стратегічною метою ВАТ "Укрнафта" є перетворення у вертикально інтегровану нафтову компанію (ВІНК) міжнародного рівня. Даний напрямок розвитку Компанії підтримується Президентом та Урядом України.

Проведення повного циклу робіт, від геологорозвідки та видобування до переробки та збуту, сприятиме стабілізації видобутку вуглеводнів, розширенню високоприбуткового продажу нафтопродуктів, виходу на світові ринки видобутку нафти.

Перший етап інвестиційної програми Компанії включає наступні напрямки: модернізацію діючих та розробку нових родовищ, модернізацію зв'язку, технічне переоснащення нафтовидобувних управлінь, реконструкцію газопереробних заводів, вихід на світовий ринок видобутку нафти. Рішення про інвестиції та залучення коштів приймаються лише після детальної оцінки проектів з урахуванням їх впливу на корпоративні фінанси Компанії та загальні ризики.

Одним з основних завдань, які необхідно вирішити для виходу на світовий ринок, є придбання бурового обладнання, сертифікованого за стандартами Американського Інституту Нафти (API), та міжнародна сертифікація фахівців.

Для виконання виробничих завдань, стабілізаціїї обсягу видобутку нафти та газу з українских родовищ, створення умов для його подальшого зростання також необхідне технічне переоснащення нафтовидобувних управлінь. Враховуючи незадовільне постачання обладнання в минулі роки, Компанія вкладає кошти у придбання вкрай необхідного високопродуктивного імпортного бурового та нафтопромислового обладнання, хімреагентів, матеріалів і запчастин.

ВАТ "Укрнафта" зацікавлена в розвитку сучасних інструментів фінансування виробництва. З рядом міжнародних банківських установ та лізингових компаній проводяться переговори про фінансування контрактів на придбання високотехнологічного обладнання, сертифікованого за стандартами API та необхідного для проведення робіт за кордоном.

Компанією розроблена "Програма розвитку зовнішньоекономічної діяльності ВАТ "Укрнафта", планується ряд перспективних напрямків співпраці з іноземними нафтовими компаніями в сфері геологорозвідувальних робіт, буріння свердловин та видобутку вуглеводнів. Успішне впровадження Програми відкриє додаткові джерела надходження ресурсів та дозволить реалізувати наявний виробничий та інтелектуальний потенціал.

На сьогодні працюють чотири спільні підприємства, засновані за участю ВАТ "Укрнафта". Ними залучено інвестицій на суму 4,434 млн. доларів США. В 2001 р. Спільними підприємствами видобуто нафти 24,8 тис. тонн, газу в 2001 р. 23,8 млн. $м^3$.

Компанія співпрацює з іноземними інвесторами за договорами про спільну інвестиційну діяльність, загальний обсяг інвестицій за якими досяг 9,6 млн. доларів США. За договорами про спільну діяльність у 2001 році видобуто нафти 27 тис. тонн, газу 273,9 млн. $м^3$.

Темпи та обсяги інвестування поки що відстають від запланованих і недостатні для ефективної реалізації програми видобутку вуглеводнів. Тому важливим для Компанії є вдосконалення організаційно-правового та фінансово-економічного механізмів здійснення договорів про спільну діяльність та роботи спільних підприємств.

Для вирішення питань, пов'язаних з виходом на світовий ринок по наданню послуг в нафтогазовій сфері, Товариство провело навчання та сертифікувало 60 спеціалістів в Мішкольކому (Угорщина) міжнародному навчальному центрі згідно вимог IADC.

З метою збільшення та інтенсифікації видобутку нафти та газу на Україні Компанія проводить цілий ряд науково-дослідних і експериментально-конструкторських робіт в галузях геологорозвідки, видобутку нафти та газу, розробки родовищ, буріння свердловин, автоматизації виробничих процесів. В 2001 році для виконання цих та впровадження нових технологічних рішень Компанією було залучено 42 науково-дослідні установи.

Послідовно впроваджуються інформаційні системи підтримки адміністративно-управлінської діяльності та вирішення інженерних задач на загальній корпоративній платформі. Практично на всіх підприємствах функціонує єдина система автоматизованого бухгалтерського обліку. Виконуються три проекти моделювання нафтогазовидобутку за передовою технологією фірми Schlumberger.

Інвестиційні проекти за договорами про спільні підприємства

Спільні підприємства	Проект	Передбачені інвестиції, млн. USD
СП "УкрКарпатОйл" (США)	Розробка Битків-Бабчинського родовища	22,0
СП "Каштан Петролеум", (Канада)	Розробка Леляківського родовища	25,0
СП "Бориславська Нафтова Компанія"(США)	Розробка Стинавського родовища	100,0
СП "Каштан Петролеум", (Канада)	Будівництво газопереробного заводу	30,0

Інвестиційні проекти за договорами про спільну діяльність

Договори про спільну інвестиційну та виробничу діяльність	Проект	Передбачені інвестиції, млн. USD
"Карпатський Петролеум" (США)	Розробка Рудівсько-Червонозаводського родовища	80,0
"Моментум Ентерпрайзіс" (Канада)	Розробка Андріяшівського родовища	80,0
"Летерал Вектор Ресорзіс Інк." (Канада)	Розробка Бугруватівського родовища	110,0
"Віртуал Інвестмент" (США)	Відновлення бездіючих свердловин та родовищ Сумської обл.	5,0

Інвестиційні проекти реконструкції газопереробних заводів

До складу ВАТ "Укрнафта" входять Гнідинцівський, Качанівський, Долинський газопереробні заводи (ГПЗ) та газопереробне виробництво НГВУ "Бориславнафтогаз".

ГПЗ входять в єдиний виробничий комплекс з нафтогазовидобувними управліннями, забезпечуючи останнім максимально повне використання ресурсів нафтового і природного газу та підготовку нафтового конденсату і природного газу.

Встановлені потужності газопереробних заводів Компанії по прийому газу становлять 3 940 млн. $м^3$, з виробництва скрапленого газу та стабільного бензину - 490 тис. тонн.

Основним призначенням газопереробних заводів є утилізація газу низького тиску, його підготовка у відповідності до вимог споживачів та переробка легких вуглеводнів, що виробляються з газу, для отримання скрапленого газу та стабільного бензину.



Гнідинцівський ГПЗ

Завод введено в експлуатацію в 1973 році. Гнідинцівський ГПЗ призначений для підготовки нафти (зневоднення, знесолення і стабілізації) і переробки нафтового і природного газу.

Завод здійснює підготовку нафти та переробку газу для НГВУ "Чернігівнафтогаз" і "Охтирканафтогаз". Продукцією заводу є скраплений газ, стабільний газовий бензин та відбензинений газ.

Качанівський ГПЗ

Завод введений в експлуатацію в 1975 році. Качанівський ГПЗ має в своєму складі Качанівське, Глинсько-Розбишівське та Анастасівське виробництво.

Завод здійснює підготовку та переробку газу і конденсату для НГВУ "Охтирканафтогаз" і "Полтаванафтогаз". Продукцією заводу є скраплений газ (пропаново-бутанова фракція), стабільний бензин, відбензинений газ.

Реалізація проекту з реконструкції заводу потребує інвестиційні кошти у розмірі 40 млн. USD та передбачає побудову газопереробної установки номінальною потужністю переробки сухого газу 1 млрд.нм^3 на рік з товарним парком та залізничним пунктом наливу.

Також до розгляду запропоновано варіант реконструкції Анастасівського виробництва Качанівського ГПЗ. Інвестиційний проект передбачає реконструкцію газопереробної установки з нарощенням її потужності переробки сухого газу до 0,5 млрд.нм^3 на рік з товарним парком та залізничним пунктом наливу. Розмір коштів, необхідний для реалізації проекту, дорівнює 32 млн. USD.

Долинський ГПЗ

Долинський ГПЗ введено в експлуатацію в 1961 році. До складу заводу входять Долинське і Пасічнянське виробництва.

Газопереробний завод здійснює підготовку і переробку газу для НГВУ "Долинанафтогаз", "Надвірнанафтогаз" і "Бориславнафтогаз".

Основна продукція заводу - відбензинений та скраплений газ, стабільний газовий бензин.

ВАТ "Укрнафта" планує реконструкцію та модернізацію виробництв Гнідинцівського та Качанівського газопереробних заводів. Розроблено відповідні інвестиційні проекти. Розглядаються можливості збільшення надходжень на ГПЗ вуглеводневої сировини, як за рахунок власного видобутку, так і за рахунок імпортної сировини. Це дасть змогу збільшити обсяги виробництва продуктів газопереробки.

Виконання розробленої програми реконструкції Качанівського і Гнідинцівського газопереробних заводів дасть можливість додатково одержувати щороку до 180 тис. тонн скрапленого газу та до 30 тис. тонн стабільного бензину і дозволить повернути вкладені інвестиції за два-три роки.

Інвестиції в розробку родовищ

ВАТ "Укрнафта" набула значного досвіду в залученні інвестиційних коштів для розробки потенційно привабливих родовищ з видобутку нафти та газу.

Ми прагнемо в подальшому розширювати співробітництво з іноземними інвесторами та пропонуємо до Вашої уваги перспективні для спільної інвестиційної діяльності родовища.

Менеджмент Компанії вважає, що різнопланове співробітництво з іноземними компаніями, широке залучення прямих іноземних інвестицій у формі фінансових та товарних кредитів є одним з важливих умов успішного розвитку Компанії в майбутньому.

Нас цікавить співпраця у проведенні геологорозвідувальних робіт та розробці нових родовищ нафти та газу в третіх країнах; ми прагнемо використовувати новітні технології при будівництві свердловин та проведенні їх ремонту.

Ми плануємо також налагоджувати плідну співпрацю по створенню в Україні сучасного газопереробного комплексу.

Основними напрямками співпраці з іноземними партнерами ми визначаємо наступні:

· Залучення інвестицій в розробку родовищ на території України як шляхом створення спільних підприємств, так з використанням договорів про спільну діяльність;

· Придбання новітнього нафтогазовидобувного обладнання та технологій на кредитних та лізингових умовах;

· Стратегічне партнерство з нафтовидобувними компаніями у проектах з видобування нафти та газу поза межами України.

Компанія зацікавлена у розширенні кола інвесторів та запрошує до взаємовигідної співпраці.



СПОНСОРСЬКА ТА БЛАГОДІЙНА ДІЯЛЬНІСТЬ



Благодійна діяльність для ВАТ "Укрнафта" давно стала доброю традицією. В першу чергу, Компанія свідомо допомогає тим, хто найбільше за всіх потребує підтримки, - дітям, людям похилого віку, ветеранам та інвалідам ВВВ.

Товариство постійно надає фінансову та іншу допомогу лікарням, дитячим будинкам, закладам культури, спортивним клубам, школам.

Дбаючи про підвищення рівня охорони здоров'я, у 2001 році надавалась допомога Інституту кардиології ім. Стражеско.

Пройнята співчуттям до сімей загиблих гірників на шахті ім. Засядько та мешканців Закарпаття, що постраждали внаслідок стихійного лиха, Компанія брала участь у наданні фінансової та інших видів допомоги.

Сприяючи відродженню духовності, надається постійна фінансова та інша допомога Києво-Печерській Лаврі, Фонду "Надії і Добра" під головуванням Людмили Кучми, Фонду "Майбутнє нащадків".



Значна увага приділяється розвитку культури та спорту в Україні. ВАТ "Укрнафта" у 2001 році надало фінансову допомогу Федерації гімнастики України на проведення міжнародних змагань; Молодіжному аерокосмічному об`єнанню "Сузір`я" для проведення благодійного концерту.

Компанія була одним з спонсорів проведення заходів по святкуванню 10-ї річниці Незалежності України.

ОХОРОНА НАВКОЛИШНЬОГО СЕРЕДОВИЩА

Пріоритетним напрямком розвитку Компанії є посилення екологічної безпеки та впровадження природоохоронних і ресурсозберігаючих технологій.

План першочергових заходів з охорони навколишнього природного середовища у 2001 році виконано повністю, а саме Компанією значно зменшені обсяги забору прісної води та викидів забруднюючих речовин у повітря відносно встановлених лімітів і дозволів.

Витрати на екологічні програми у 2001 році склали 19,5 млн. грн., які включають в себе інвестиції в основний капітал природоохоронного призначення та раціонального використання природних ресурсів; введення в дію природоохоронних об`єктів та потужностей.

Рішенням Правління Компанії прийнято та впроваджується в дію Комплексна програма заходів з ліквідації соціально-економічних і техногенних наслідків довготривалого нафтовидобування та вирішення проблем подальшої розробки Бориславського та Східницького нафтових родовищ на 2001 рік на загальну суму 5,5 млн. грн.

З метою забезпечення екологічної безпеки в структурних одиницях Компанії на 2002 рік заплановані і затверджені наказом Компанії основні екологічні показники та природоохоронні, ресурсозберігаючі організаційні і технічні заходи.

Для удосконалення екологічного інвестиційного механізму та підвищення дієвості екологічно-економічного контролю у 2002 році Компанія планує:

- впровадити екологічні і природоохоронні заходи;
- розповсюдити практичний досвід по очищенню промислових стічних вод;
- знешкодження промислових відходів, які містять нафту з використанням біотехнологій локалізації та ліквідації нафтозабруднень біоактивними і мінеральними сорбентами;
- вирішити проблему зменшення рівня забруднення природними радіонуклідами територій і нафтопромислового обладнання;
- провести екологічні дослідження та підвищити екологічну свідомость персоналу.





АНАЛІЗ ФІНАНСОВИХ РЕЗУЛЬТАТІВ ДІЯЛЬНОСТІ

Аналіз фінансових результатів діяльності Компанії засвідчив позитивні зміни в її розвитку за підсумками 2001 року.

В структурі балансу Компанії співвідношення основних складових зазнало позитивних змін. Зокрема, загальна сума активів зросла на 23,8% та склала 4 558 460 тис.грн.

В структурі джерел утворення активів відбулися позитивні зміни, так, власний капітал збільшився на 32,2%; поточні зобов'язання скоротились на 13,1%. Таким чином, за 2001 рік підприємство знизило довгострокові та поточні зобов'язання відповідно на 66,5% та 13,1%, а також досягло зростання статті "Доходи майбутніх періодів" у 99,3 рази.

Для запобігання накопиченню фізично і морально застарілих основних виробничих фондів Компанія значно прискорила їх відновлення та запроваджує альтернативні заходи щодо їх реконструкції завдяки залученню інвестиційних коштів. Компанія планує і в подальшому проводити політику активного відновлення основних виробничих фондів, ступінь зносу яких у видобувній галузі не повинен перевищувати 45%.

Активи та пасиви Компанії , тис.грн.

	2000		2001	
	сума	%	сума	%
Структура активу				
Необоротні активи	2 730 376	71,8	3 529 934	77,4
Оборотні активи	949 371	28,1	1 023 245	22,5
Витрати майбутніх періодів	2 109	0,1	5 281	0,1
Разом актив	**3 681 856**	**100**	**4 558 460**	**100**
Структура пасиву				
Власний капітал	3 000 248	78,9	3 967 739	87,0
Забезпечення	11 334	0,3	18 720	0,4
Довгострокові зобов'язання	26 943	0,7	9 036	0,2
Поточні зобов'язання	643 297	20,1	559 588	12,3
Доходи майбутніх періодів	34	0,0	3 377	0,1
Разом пасив	**3 681 856**	**100**	**4 558 460**	**100**

Проаналізовані показники, сприятлива кон'юнктура ринку, прозора система збуту продукції через аукціони створили передумови успішного виконання програми стратегічного розвитку, за результатами якої отримано наступні показники фінансової діяльності.

Показники фінансової діяльності компанії

Показник	2000	2001	зміна показника
Операційний аналіз			
Коефіцієнт зміни валових продаж	0,00	-0,11	
Коефіцієнт валового доходу	0,46	0,51	0,05
Коефіцієнт операційного прибутку	0,42	0,44	0,02
Коефіцієнт чистого прибутку (прибутковість продаж)	0,27	0,30	0,03
Аналіз операційних витрат			
Коефіцієнт виробничої собівартості реалізованої продукції	0,34	0,29	-0,04
Коефіцієнт операційних витрат	0,05	0,08	0,03
Коефіцієнт витрат на збут	0,003	0,004	0,001
Показники ефективності управління активами			
Оборотність активів	0,53	0,89	-0,27
Оборотність чистих активів	1,42	0,92	-0,49
Оборотність виробничих запасів	6,52	3,84	-2,68
Оборотність дебіторської заборгованості	7,27	6,73	-0,59
Середній строк оборотності дебіторської заборгованості, днів	50,21	54,22	4,70
Оборотність кредиторської заборгованості	17,16	14,64	-2,52
Середній строк оборотності кредиторської заборгованості, днів	21,27	24,92	3,66
Тривалість фінансового циклу	84,91	124,35	40,12
Показники ліквідності			
Коефіцієнт поточної ліквідності	1,48	1,83	0,35
Коефіцієнт критичної (швидкої) ліквідності	1,03	1,38	0,35
Коефіцієнт абсолютної ліквідності	0,01	0,07	-0,04
Оборотний капітал, тис. грн.	306 074,00	463 657,00	157 583,00
Показники рентабельності			
Рентабельність активів (майна), ROA, %	28,72	23,67	-5,05
Рентабельність власного капіталу, ROE, %	39,09	27,99	-11,10
Рентабельність чистих активів (або капіталу, що використовується), %	19,41	13,94	-10,94
Рентабельність основної діяльності, %	125,27	151,40	26,13
Рентабельність продажу, %	52,64	55,26	2,63
Рентабельність обороту, %	42,16	44,38	2,22
Показники структури капіталу			
Коефіцієнт фінансової стабільності	4,49	6,97	2,48
Коефіцієнт фінансової незалежності (автономії)	0,82	0,87	0,06
Коефіцієнт залежності підприємства від довгострокових зобов`язань	0,01	0,00	-0,01
Коефіцієнт співвідношення власного капіталу до запозиченого	0,23	0,15	-0,08

Операційний аналіз, аналіз операційних витрат та динаміка показників ефективності управління активами свідчать про відносно стабільне фінансове становище підприємства протягом 2001 року.

Аналіз показників ліквідності ВАТ "Укрнафта" за підсумками 2001 року продемонстрував наявність наступних позитивних змін:

- зростання на 67% поточної ліквідності, значення коефіцієнту становило 1,83 проти 1,48 у минулому році;

- збільшився на 34%, проти 2000 року, показник швидкої ліквідності (на кожну 1 грн. поточної заборгованості підприємства у 2001 році припадало 0,38 грн. ліквідних активів);

- збільшено обсяг оборотного капіталу, який склав 463567 тис.грн., що на 51,4% пере-вищує аналогічний показник минулого року.

Таким чином, динаміка показників ліквідності за результатами діяльності у 2001 році є цілком позитивною та свідчить про загальне зростання ліквідності.

Аналіз показників прибутковості довів, що рентабельність активів та власного капіталу у звітному періоді мали деяке зниження відповідно на 5,05% та 11,1%. Подібна тенденція спостерігалась за динамікою рентабельності чистих активів (зниження на 10,94%), що пояснюється нарощенням активів та оборотного капіталу ВАТ "Укрнафта" у 2001 році.

Позитивна динаміка зростання рентабельності за показниками: основної діяльності - на 26,13%, продажу - на 2,63% та обороту на 2,22% - переконливо свідчать про високі показники прибутковості та ефективну діяльність ВАТ "Укрнафта" впродовж звітного періоду.

Структура капіталу також набула позитивних змін та яскраво продемонструвала зміцнення та покращення динаміки коефіцієнтів, що її характеризують, зокрема, зростання коефіцієнтів фінансової стабільності та фінансової автономії. У 2001 році спострегігалось зниження показників залежності підприємства від довгострокових зобов'язань та співвідношення власного та запозиченого капіталу до 0,15 грн. залучених коштів на кожну вкладену 1 грн. капіталу проти 0,23 грн. у 2000 році. Динаміка цих показників свідчить про зниження фінансової залежності підприємства від інвесторів, кредиторів, тобто підтверджує встановлений факт зростання фінансової стійкості та покращення більшості вагомих економічних показників підприємства.

Основні висновки аналізу фінансової звітності ВАТ "Укрнафта":

- економічні показники діяльності за 2001 рік мають позитивну динаміку в порівнянні з попередніми періодами;

- в 2001 році Компанія досягла значного покращення фінансового стану та ліквідності: забезпеченість власними оборотними коштами перевищує нормативні показники та повністю забезпечує виробничий цикл;

- зросли загальний та факторні показники прибутковості, зокрема, рентабельність основної діяльності, продажу та обороту, а це, в свою чергу, збільшує інвестиційну привабливість Компанії.



Київська Аудиторська Група

01135, Україна, м. Київ, вул. Володарського, 2/4, тел/факс 203-5098, e-mail: kagaudit@iptelecom.net.ua

Аудиторський висновок про достовірність фінансової звітності відкритого акціонерного товариства "Укрнафта"

21 березня 2002р. Реєстраційний №28 м. Київ

Згідно з Генеральною угодою №18/54-АО/262-ін від 24.07.2000р. незалежна аудиторська фірма ЗАТ АФ "Київська аудиторська група" (свідоцтво про внесення в Реєстр суб'єктів аудиторської діяльності №1560 видано згідно з "рішенням Аудиторської палати України від 26.01.2001р. №98. ліцензія Аудиторської палати України від 24.05.1996р. №001560, юридична адреса: 01135, м. Київ, вул. Златоустівська, 2/4, телефон (факс) 044 295-27-16) провела аудит поданих в додатку балансу (валюта балансу складає 4558460 тис. грн.) станом на 31.12.2001р., звіту про фінансові результати за 2001р., звіту про рух грошових коштів станом на 31.12.2001р., звіту про власний капітал станом на 31.12.2001р. відкритого акціонерного товариства "Укрнафта" (надалі - Компанія). Відповідальність стосовно фінансової звітності несе керівництво Компанії. Обов'язком аудиторської фірми є висловлення висновку стосовно наданої інформації на підставі проведеного аудиту.

Ми провели нашу перевірку у відповідності з вимогами Закону України "Про аудиторську діяльність" та "Національних нормативів аудиту в Україні". Ці нормативи вимагають, щоб планування та проведення аудиту було спрямоване на одержання розумних підтверджень щодо відсутності у фінансовій звітності суттєвих помилок. Під час аудиту зроблено дослідження шляхом тестування доказів на обгрунтування сум та інформації, розкритих у фінансовому звіті, а також оцінку відповідності застосованих принципів обліку вимогам чинного законодавства щодо організації бухгалтерського обліку та звітності в Україні, чинним протягом періоду перевірки. Крім того, шляхом тестування здійснено також оцінку відповідності даних звітності даним бухгалтерського обліку. На нашу думку, проведена аудиторська перевірка забезпечує розумну основу для аудиторського висновку.

Ми підтверджуємо, що принципи облікової політики Компанії застосовувалися при веденні бухгалтерського обліку та не змінювались протягом 2001 року. Класифікація та оцінка активів Компанії відповідає вимогам Положень (стандартів) бухгалтерського обліку в Україні. Розмір зобов'язань у фінансовій звітності відповідає реальності та результатам їх інвентаризації за звітний період. Структура та призначення власного капіталу визначені Компанією об'єктивно та адекватно. Облік правдиво і неупереджено відображає стан справ щодо розміру фінансового результату діяльності Компанії в 2001 році. Дані окремих форм фінансової звітності Компанії відповідають одне одному та даним бухгалтерського обліку.

Ми підтверджуємо, що фінансова (бухгалтерська) звітність в усіх суттєвих аспектах достовірно та повно подає фінансову інформацію про Компанію станом на 31.12.2001р. та відповідає вимогам чинного законодавства щодо організації бухгалтерського обліку і звітності в Україні та принципам облікової політики Компанії.

Голова правління
ЗАТ АФ "Київська аудиторська група"
(сертифікат аудитора серії А №000952) В. [illegible]нник

Печатка: Україна, Закрите акціонерне товариство, Аудиторська фірма "КИЇВСЬКА АУДИТОРСЬКА ГРУПА", Ідентифікаційний код [illegible]

ЗВЕДЕНИЙ БАЛАНС (НП(С)БО), тис.грн.

Актив	2000	2001
I. Необоротні активи		
Нематеріальні активи:		
Залишкова вартість	2 322,0	3 558,0
Первісна вартість	2 910,0	5 157,0
Знос	588,0	1 599,0
Незавершене будівництво	324 016,0	535 411,0
Основні засоби:		
Залишкова вартість	2 240 368,0	2681 852,0
Первісна вартість	5 042 950,0	5 662 063,0
знос	2 802 582,0	2 980 211,0
Довгострокові фінансові інвестиції:		
Які обліковуються за методом участі		
В капіталі інших підприємств	111 473,0	141282,0
Інші фінансові інвестиції	45 943,0	44 524,0
Довгострокова дебіторська заборгованість	6 254,0	18 759,0
Відстрочені податкові активи	-	104 548,0
Інші необоротні активи	-	-
Усього за розділом I	**2 730 376,0**	**3 529 934,0**
II. Оборотні активи		
Запаси:		
Виробничі запаси	253 583,0	242 331,0
Тварини на вирощуванні та відгодівлі	8 001,0	10 845,0
Незавершене виробництво	34 975,0	10 719,0
Готова продукція	20 605,0	33 532,0
Товари	13 434,0	10 555,0
Векселі одержані	69 295,0	43 506,0
Дебіторська заборгованість за товари, роботи, послуги:		
Чиста реалізаційна вартість	364 749,0	484 847,0
Первісна вартість	710 600,0	854 224,0
Резерв сумнівних боргів	345 851,0	369 377,0
Дебіторська заборгованість за розрахунками:		
З бюджетом	13 077,0	22 880,0
За виданими авансами	15 976,0	31 104,0
З нарахованих доходів	73,0	
Із внутрішніх розрахунків	-	-
Інша поточна дебіторська заборгованість	32 381,0	40 989,0
Поточні фінансові інвестиції	-	-
Грошові кошти та їх еквіваленти:		
В національній валюті	37 965,0	11 574,0
В іноземній валюті	33,0	79,0
Інші оборотні активи	85 224,0	80 243,0
Усього за розділом II	**949 371,0**	**1 023 245,0**
III. Витрати майбутніх періодів	**2 109,0**	**5 281,0**
Баланс	**3 681 856,0**	**4 558 460,0**

Пасив	2000	2001
І. Власний капітал		
Статутний капітал	13 557,0	13 557,0
Пайовий капітал	-	-
Додатковий вкладений капітал	-	-
Інший додатковий капітал	1 366 410,0	1 365 997,0
Резервний капітал	3 389,0	3 389,0
Нерозподілений прибуток		
(непокритий збиток)	1 616 892,0	2 584 796,0
Неоплачений капітал	-	-
Вилучений капітал	-	-
Усього за розділом I	**3 000 248,0**	**3 967 739,0**
II. Забезпечення наступних витрат і платежів		
Забезпечення виплат персоналу	-	-
Інші забезпечення	-	-
Цільове фінансування	11 334,0	18 720,0
Усього за розділом II	**11 334,0**	**18 720,0**
III. Довгострокові зобов'язання		
Довгострокові кредити банків	-	-
Інші довгострокові фінансові зобов'язання	89,0	-
Відстрочені податкові зобов'язання	-	672
Інші довгострокові зобов'язання	26 854,0	8 364,0
Усього за розділом	**26 943,0**	**9 036,0**
IV. Поточні зобов'язання		
Короткострокові кредити банків	102,0	45 000,0
Поточна заборгованість		
За довгостроковими зобов'язаннями	438,0	-
Векселі видані	12 347,0	10 643,0
Кредиторська заборгованість		
За товари, роботи, послуги	185 370,0	258 300,0
Поточні зобов'язання за розрахунками		
З одержаних авансів	15 836,0	16 792,0
З бюджетом	203 864,0	66 988,0
З позабюджетних платежів	25 987,0	8 649,0
Зі страхування	3 802,0	5 939,0
З оплати праці	11 631,0	13 021,0
З учасниками	51 201,0	16 143,0
Із внутрішніх розрахунків	-	-
Інші поточні зобов'язання	132 719,0	118 113,0
Усього за розділом IV	**643 297,0**	**559 588,0**
V. Доходи майбутніх періодів	**34,0**	**3 377,0**
Баланс	**3 681 856,0**	**4 558 460,0**

ЗВЕДЕНИЙ ЗВІТ ПРО ФІНАНСОВІ РЕЗУЛЬТАТИ (НП(С)БО), тис.грн.

Стаття	2000	2001
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	3 656 292,0	3 248 593,0
Податок на додану вартість	610 510,0	541 137,0
Акцизний збір	3 617,0	26,0
Виплати страхових сум та страхових відшкодувань	104 587,0	98 581,0
Інші вирахування з доходу	8 913,0	243,0
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	2 928 665,0	2 608 606,0
Собівартість реалізованої продукції (товарів, робіт, послуг)	1 230 550,0	952 167,0
Валовий:		
Прибуток	1 698 115,0	1 656 439,0
Збиток	-	-
Інші операційні доходи	147 828,0	151 469,0
Адміністративні витрати	108 043,0	103 355,0
Витрати на збут	12 370,0	13 044,0
Інші операційні витрати	184 010,0	249 905,0
Фінансові результати від операційної діяльності:		
Прибуток	1 541 520,0	1 441 604,0
Збиток	-	-
Доход від участі в капіталі	28,0	28,0
Інші фінансові доходи	13 985,0	55 046,0
Інші доходи	4 524,0	44 672,0
Фінансові витрати	295,0	1 102,0
Втрати від участі в капіталі	-	-
Інші витрати	68 607,0	134 447,0
Фінансові результати від звичайної діяльності до оподаткування:		
Прибуток	1 491 127,0	1 405 774,0
Збиток	-	-
Податок на прибуток від звичайної діяльності	498 256,0	430 529,0
Фінансові результати від звичайної діяльності:		
Прибуток	992 871,0	975 245,0
Збиток	-	-
Надзвичайні:		
Доходи	-	-
Витрати	1 167,0	41,0
Податки з надзвичайного прибутку	-	-
Чистий:		
Прибуток	991 704,0	975 204,0
Збиток	-	-

ЗВЕДЕНИЙ ЗВІТ ПРО РУХ ГРОШОВИХ КОШТІВ (НП(С)БО), тис.грн.

Стаття	2000		2001	
	надходження	видаток	надходження	видаток
I. Рух коштів у результаті операційної діяльності				
	1 491 127.0	-	1 405 774	
Коригування на:				
Амортизацію необоротних активів	129152,0	X	177818	X
Збільшення (зменшення) забезпечень	-	14220,0		
Збиток (прибуток) від нереалізованих курсових різниць	-	-		
Збиток (прибуток) від неопераційної діяльності	50 098,0	-	34728	
Витрати на сплату відсотків	295,0	X	1 102	X
Прибуток (збиток) від операційної діяльності до зміни в чистих оборотних активах	1 656 452.0	-	1 619422	
Зменшення (збільшення):				
Оборотних активів	124 999,0	-		99 187
Витрат майбутніх періодів	255,0	-		3 172
Збільшення (зменшення):				
Поточних зобов'язань	-	431 047.0		80326
Доходів майбутніх періодів	33,0		3343	
Грошові кошти від операційної діяльності	1 250 692,0		1 440 080	
Сплачені:				
Відсотки	X	295,0	X	1 492
Податки на прибуток	X	493 256,0	X	548 254
Чистий рух коштів до надзвичайних подій	752141,0	-	890 334	
Рух коштів від надзвичайних подій	-	1 167,0		41
Чистий рух коштів від операційної діяльності	750 974,0	-	890293	
II. Рух коштів у результаті інвестиційної діяльності				
Реалізація:				
Фінансових інвестицій	24613,0	X		X
Необоротних активів		X	8752	X
Отримані:				
Дивіденди		X	9908	X
Інші надходження		X	76135	X
Придбання:				
Фінансових інвестицій	X	95 332,0	X	45 192
Необоротних активів	X	585 874,0	X	987 897
Інші платежі	X		X	
Чистий рух коштів до надзвичайних подій		656 593.0		938 294
Рух коштів від надзвичайних подій				
Чистий рух коштів від інвестиційної діяльності		656 593,0		938 294
III. Рух коштів у результаті фінансової діяльності				
Надходження власного капіталу		X		X
Отримані позики	179666,0	X	45000	X
Інші надходження		X	32	X
Погашення позик	X	179998,0	X	102
Сплачені дивіденди	X	63 077.0	X	23 185
Інші платежі	X		X	89
Чистий рух коштів до надзвичайних подій	-	63 409,0	21 656	
Чистий рух коштів від фінансової діяльності	-	63 409,0	21 658	
Чистий рух коштів за звітний період	30972,0			26345
Залишок коштів на початок року	7 026,0	X	37998	X
Залишок коштів на кінець року	37 998,0	X	11 653	X

ЗВЕДЕНИЙ ЗВІТ ПРО ВЛАСНИЙ КАПІТАЛ, ЗА 2001 РІК тис.грн.

Стаття	Статутний капітал	Інший додатковий капітал	Резервний капітал	Нерозподілений прибуток	Разом
Залишок на початок року	13 557,0	1 380 200,0	3 389,0	676 114,0	2 073 260,0
Скоригований залишок на початок року	13 557,0	1 380 200,0	3 389,0	676 114,0	2 073 260,0
Переоцінка активів:					
Дооцінка основних засобів		615,0	615,0		615,0
Уцінка основних засобів		- 83,0	- 83,0		- 83,0
Дооцінка нематеріальних активів					
Уцінка нематеріальних активів		- 42,0	- 42,0		- 42,0
Чистий прибуток (збиток) за звітний період				991 704,0	991 704,0
Розподіл прибутку:					
Виплати власникам (дивіденди)				- 42 500,0	- 42 500,0
Спрямування прибутку до статутного капіталу					
Відрахування до резервного капіталу					
Вилучення капіталу:					
Викуп акцій (часток)					
Зменшення номінальної вартості акцій					
Безкоштовно отримані активи					
Інші	13 557,0	- 14 280,0		- 8 426,0	- 22 706,0
Разом змін в капіталі		- 13790,0	-3 389,0	940 778,0	926 988,0
Залишок на кінець року		1 366 410,0		1616892,0	3 000 248,0

ПРИМІТКИ ДО ЗВЕДЕНОЇ ФІНАНСОВОЇ ЗВІТНОСТІ ВАТ "УКРНАФТА" ЗА 2001 РІК

І. Загальні положення.

Зведена фінансова звітність ВАТ "Укрнафта" отримана шляхом узагальнення звітності структурних одиниць ВАТ "Укрнафта" із застосуванням Облікової політики ВАТ "Укрнафта" та НАК "Нафтогаз України" та оцінок відповідно до вимог Закону України "Про бухгалтерський облік та фінансову звітність в Україні" і національних стандартів бухгалтерського обліку.

Зведена звітність ВАТ "Укрнафта" отримана шляхом додавання відповідних показників форм звітності структурних одиниць ВАТ "Укрнафта" з виключенням внутрішньогосподарської реалізації.

При складанні звітності враховані вимоги Міністерства Фінансів України, Державної комісії з цінних паперів та фондового ринку, Державної податкової адміністрації України.

ІІ. Пояснення до рядків Балансу (форми №1).

2.1 Нематеріальні активи

У складі нематеріальних активів відображаються придбані підприємством права на об'єкти промислової та інтелектуальної власності та інші аналогічні майнові права.

Первісна вартість нематеріальних активів станом на 31.12.2001р. становила 5 157 тис.грн., знос - 1 599 тис.грн. (31%). Частка нематеріальних активів в необоротних активах ВАТ "Укрнафта" складає 0,1%.

Приріст нематеріальних активів за 2001р. становить 2 247 тис.грн. та зумовлений активною комп'ютеризацією управлінського, виробничого та бухгалтерського обліку ВАТ "Укрнафта".

Нематеріальні активи відображені в звітності за первісною вартістю. Амортизація нематеріальних активів здійснювалась за прямолінійним методом.

2.2 Незавершене будівництво.

В статті "Незавершене будівництво" відображена вартість об'єктів капітального будівництва, не введених в експлуатацію станом на 31.12.2001р. Будівництво здійснювалось за рахунок власних коштів ВАТ "Укрнафта".

Основні об'єкти незавершеного будівництва - свердловини, які не введені в експлуатацію та буряться, реконструкція компресорної станції на Качанівському ГПЗ, реконструкція та модернізація інших виробничих споруд.

Із загального обсягу виконаних за 2001 рік робіт вартість будівельно-монтажних робіт становить 11 4825 тис.грн., в тому числі виконаних власними будівельними підрозділами 30 908 тис.грн. або 27%.

2.3 Основні засоби

Основні виробничі засоби в бухгалтерському обліку розподілені відповідно на дев`ять груп, в податковому обліку - на три групи з урахуванням особливостей, визначених ст.8 Закону України "Про оподаткування прибутку підприємств" . До першої групи в податковому обліку віднесені будівлі, споруди, їх структурні компоненти та передавальні пристрої, до другої - автомобільний транспорт, меблі, прилади та інструменти, до третьої - інші, які не знайшли своє відображення у складі перших двох груп.

Основні засоби складають 76% необоротних активів ВАТ "Укрнафта". Приріст первісної вартості основних фондів за 2001 р. складає 61 9113 тис.грн., або 12,2%.

Метод амортизації, який застосовувався підприємством в 2001 році, полягає в зменшенні залишкової вартості основних засобів відповідно до ст.8 Закону України

"Про оподаткування прибутку підприємств". Річна норма амортизації основних засобів ВАТ "Укрнафта" в 2001р. становила п'ять, двадцять п'ять та п'ятнадцять відсотків до першої, другої і третьої групи основних засобів відповідно. Невиробничі основні засоби амортизуються за нормативами, які встановлені для виробничих.

Прискорена амортизація підприємством в 2001р. не застосовувалась.

Амортизація основних засобів склала за 2001р. 22 9506 тис.грн. Амортизація основних виробничих засобів була джерелом реінвестування в придбання (спорудження) нових основних засобів.

Залишкова вартість основних засобів станом на 31.12.2001р. склала 2 681 852 тис. грн. та станом на 31.12.2000р. - 2 240 368 тис.грн.

Капітальні інвестиції, здійснені ВАТ "Укрнафта" в 2001р., становлять по первісній вартості 774 153 тис.грн. Приріст основних засобів по залишковій вартості становить на 31.12.2001р. 441 484 тис.грн. (19,7%).

2.4 Довгострокові фінансові інвестиції.

У статті "Довгострокові фінансові інвестиції" відображено фінансові інвестиції ВАТ "Укрнафта" в асоційовані та дочірні підприємства, частка ВАТ у статутному капіталі яких становить понад 25% та інвестиції в спільну діяльність на період більше одного року. Загальна сума інвестицій, які обліковуються за методом участі в капіталі станом на 31.12.2001р. по ВАТ "Укрнафта", становить 141 282 тис.грн. Приріст інвестицій по р.040 склав 29 809 тис.грн.

Інші фінансові інвестиції, зокрема частки і паї у статутному капіталі, де частка ВАТ складає менше 25% та цінні папери (акції) на 31.12.2001р. становлять 44 524 тис.грн. або 24% всіх фінансових інвестицій ВАТ "Укрнафта". В 2001р. відбулося зменшення інших фінансових інвестицій на 1 419 тис.грн.

2.5 Відстрочені податкові активи.

В статті "Відстрочені податкові активи" показано відстрочений податок на прибуток в сумі 104 548 тис.грн., який фактично сплачено ВАТ "Укрнафта", але не відображено в загальній сумі податку на прибуток внаслідок тимчасових різниць в обчисленні прибутку за правилами бухгалтерського та податкового обліку. Основна причина виникнення тимчасової різниці - резерв сумнівних боргів ВАТ "Укрнафта".

2.6 Готова продукція.

В статті "Готова продукція" відображено собівартість готової продукції, в основному нафти та продуктів її переробки. Готова продукція перебуває безпосередньо в структурних одиницях ВАТ "Укрнафта" або знаходиться на зберіганні на нафтопереробних заводах (АТ "Укртатнафта", АТ "Нафтохімік-Прикарпаття"). Залишок готової продукції на 31.12.2001р. становить 33 532 тис.грн.

2.7 Резерв сумнівних боргів

Резерв створюється на основі класифікації дебіторської заборгованості по строкам її непогашення.

Резерв сумнівних боргів збільшився на 23 526 тис.грн. або на 7,0%. Рух резерву сумнівних боргів відображено у складі інших операційних доходів та витрат зведеного Звіту про фінансові результати.

2.8 Статутний, резервний та інший додатковий капітал.

В статті "Статутний капітал" відображено статутний капітал ВАТ "Укрнафта" відповідно до установчих документів в сумі 13 557 тис.грн. Руху статутного капіталу в 2001 р. не було.

При перенесенні залишків в План рахунків (трансформації) на 31.12.1999р. до іншого додаткового капіталу було віднесено фонд індексації основних засобів, фонд майна, що не ввійшло до статутного фонду при акціонуванні ВАТ "Укрнафта" тощо.

Резервний капітал в сумі 3 389 тис.грн., створений відповідно до Статуту ВАТ "Укрнафта" протягом 2001р., не змінювався.

2.9 Інші довгострокові зобов'язання та поточні зобов`язання

Інші довгострокові зобов'язання станом на 31.12.2001р. склали 8 364 тис.грн., що на 18 490 тис.грн. менше, ніж на початок року. Питому вагу цієї статті займає реструктуризована податкова заборгованість 7 255 тис.грн. (86,7%).

Поточні зобов'язання на початок року склали 643 297 тис. грн., на кінець року 559 588 тис.грн.

До складу інших поточних зобов'язань, що склали на кінець року 118 113 тис.грн., включені рентні платежі, строк сплати яких не настав 37 514 тис.грн., різниця в ціні на газ 12 456 тис.грн., розрахунки за спільною діяльністю 15 470 тис.грн. тощо.

III. Примітки до форми 2 "Звіт про фінансові результати"

3.1. Доход.

Визначення доходу здійснювалось згідно до Положення бухгалтерського обліку 15 "Доход" під час збільшення активу або зменшення зобов'язання, що зумовлює зростання власного капіталу (за винятком зростання капіталу за рахунок внесків учасників підприємства).

Стаття "Інші операційні доходи" становить 151 469 тис.грн. і складається з доходів від реалізації оборотних активів, операційної оренди активів, операційної курсової різниці, одержаної пені, штрафів, неустойки, відшкодування раніше списаних активів, доходів від списання кредиторської заборгованості, інших доходів від операційної діяльності.

Стаття "Інші фінансові доходи" становить 55 046 тис.грн., в тому числі прибуток від спільної діяльності без створення юридичної особи 44 938 тис.грн. (81,6%).

Стаття "Інші доходи" складається з доходів від реалізації фінансових інвестицій, необоротних активів, майнових комплексів, доходів від неопераційної курсової різниці, безоплатно одержаних активів, інших доходів від звичайної діяльності. Сума інших доходів ВАТ "Укрнафта" за 2001 рік складає 44 672 тис.грн.

3.2. Витрати.

Витрати ВАТ "Укрнафта" за 2001 рік розподілені за наступними групами: собівартість реалізованої продукції (товарів, робіт, послуг), адміністративні витрати, витрати на збут, інші операційні витрати, фінансові витрати, інші витрати.

До складу інших операційних витрат включені витрати на дослідження і розробки, собівартість реалізованих виробничих запасів, сумнівні та безнадійні борги, втрати від операційної курсової різниці, втрати від знецінення запасів, нестачі і втрати від псування цінностей, визнані штрафи, пені, неустойки, утримання об'єктів соціально-культурного призначення, інші витрати операційної діяльності.

До складу статті "Інші витрати" включена собівартість реалізованих фінансових інвестицій, необоротних активів, реалізованих майнових комплексів, віднесені втрати від неопераційних курсових різниць, уцінка необоротних активів і фінансових інвестицій, втрати від списання необоротних активів, інші витрати звичайної діяльності.

IV. Примітки до форми 3 "Звіт про рух грошових коштів"

В даній формі відображено наявність і рух грошових коштів

ВАТ "Укрнафта" за звітний 2001 рік.

Грошові кошти підприємства складаються із коштів в національній і іноземній валюті в касі і на розрахунковому рахунку ВАТ "Укрнафта".

V. Примітки до форми 4 "Звіт про власний капітал"

Власний капітал на 31.12.2001р. включає статутний капітал (0,3%), інший додатковий капітал (34,4%), резервний капітал (0,1%), нерозподілений прибуток (65,2%).

В графі "Статутний капітал" відображено статутний фонд ВАТ "Укрнафта", в сумі 13 557,3 тис.грн., який протягом 2001 року не змінювався.

Статутний фонд утворений шляхом випуску 54 228 510 шт. простих акцій номінальною вартістю 0,25 грн. Частка простих акцій у статутному фонді підприємства складає 100%.

Загальна кількість акціонерів ВАТ "Укрнафта" складає 30 500 осіб.

ІНФОРМАЦІЯ ДЛЯ АКЦІОНЕРІВ

[illegible]овна назва емітента	**Відкрите акціонерне товариство "Укрнафта**
[illegible]цезнаходження	Несторівський пров., 3-5, м. Київ, 04053, Україна.
[illegible]	Нафтогазовидобувна промисловість
Від[illegible]сті про реєстрацію:	
Дата р[illegible]страції	31 березня 1994 р.
Місце ре[illegible]трації	Шевченківська райдержадміністрація м. Київ
Свідоцтво [illegible]ро реєстрацію	№ - 0091 - 5471 - АТ
Контактна і[illegible]формаці[illegible]	
Телефон	+ (380 44) 226 - 3422, 212 - 5986
Факс	+ (380 44) 212 - 5922
E-mail	press@ukrnafta.ukrtel.net
Акції та акціонерни[illegible]капітал:	
Загальна кількість акцій	54 228 510 акцій
Кількість простих іменних акцій	54 228 510 акцій
Номінальна вартість	0,25 грн.
Тікер (ПФТС)	UNAF
Статутний фонд	13 557 127,50 грн.
ADR:	
Кількість випущених ADR на 01.01.2001 року	466[illegible]
Відношення ADR до простих акцій	1:6
Тікер	UKRNY
Банк депозитарій ADR:	The Bank of [illegible] York
Місцезнаходження	101 Barclay St. [illegible] West New York, NY 10286
Телефон	+(212) 815 - 3095
Факс	+(212) 571 - 3050
E - mail	ivakhraneva@bankofny.com
Реєстратор:	**ВАТ "Фінансова компанія "Укрнафтогаз"**
Місцезнаходження	Вул. Празька 5, м. Київ, 02090, Україна.
Телефон	+ (380 44) 551 -9540, 551 - 9514
Факс	+ (380 44) 551 -9540, 552 - 0241
E - mail	reestr@naftogaz.com.ua



2001

ANNUAL REPORT

JSC UKRNAFTA



CONTENTS

JSC UKRNAFTA

Ukraine is a rich country: people, mineral wealth, picturesque landscapes, favourable geographical position are magnificently combined on this fertile land.

Knowledge and persistent and selfless labour of the staff of the joint-stock company (JSC) "Ukrnafta" multiply daily this inherited invaluable treasure.

Really, the development of national oil and gas industry is closely connected with the activity of 26-thousand staff of the leading company of the industry that works for the sake of shareholders, clients and the future of Ukraine.

Nowadays the contribution of the Company to power security of the State constitutes: 93 % of oil, 40 % of gas condensate, 18 % of natural gas annual extraction within the country.

An active performance of the Company on the national and world markets, stabilization of production figures are the basis for realization of strategical targets of the Company.

From another side, actual performance figures, according to the results of 2001, are the guarantee of further resolving of the set tasks.

Tactics and strategy of the Company development are subordinated to the principal goal- a conversion of the JSC "Ukrnafta" into a vertically integrated company with enormous competitive potential on national and world markets.

Actual tasks and mission of the Company are: satisfying the needs of consumers for mineral resources used as sources of power; applying modern technologies of extraction and processing of primary sources of power which makes it possible to maintain the high level of protection of labour and environment; and also enrichment of the State treasury and fortifying the State's position on the world market as well as in international community.

PRINCIPAL PRODUCTION FIGURES

Indicator		1999	2000	2001
Oil extraction, ths barrels		**21 633.76**	**20 997.5**	**20 607.56**
	Oil	18 261.3	17 858.1	17641.1
	Condensate	3 372.5	3 139.4	2 966.4
Gas extraction, mln m³		**3 357.2**	**3 306.1**	**3 292.6**
	Oil gas	652.1	643.7	654.9
	Natural gas	2 705.1	2 662.4	2 637.7
Production, ths barrels				
	Propane-butane	787.9	837.1	991.7
	Stable gasoline	1115.6	1044.5	1132.5
Drilling works, ths mts		**140.6**	**181.5**	**217.9**
	Exploitative drilling	127.7	167.1	185
	Prospecting drilling	12.9	14.2	32.9
Wells productivity				
	Wells in operation:			
	Oil	2.176	2.204	2.179
	Gas	244	231	234
	Lifting costs (USD/barrels)			4.2
	Average daily well yield (barrels/well)			24.2
	Western fields (barrels/well)			2.2-18.3
	Eastern fields (barrels/well)			16.9-106.3
	% of fountain wells			7.4
Statistical average of employees, psns		**25 370**	**25 476**	**26 060**

Annual production tasks have been successfully fulfilled. In comparison with 2000 the volume of such kinds of work has increased:

- **Prospecting drilling- 2.3 times, exploitative drilling- by 10.7%;**
- **Building and equipping of oil and gas fields- 1.6 times;**
- **Production of stable gasoline - by 8.4%.**

Gas extraction, mln m³


652,1
643,6
654,9
3 357,2
3 306,1
3 292,6
2 705,1
2 662,5
2 637,7
1999
2000
2001
Total
Oil gas
Natural gas

Oil extraction, ths barrels


18 261,3
17 858,1
17641,1
21 633,76
20 997,5
20 607,56
3 372,5
3 139,4
404,7
1999
2000
2001
Total
Oil
Condensate

Production, ths barrels


787.9
837.1
991.7
1999
2000
2001
Propane-butane

PRINCIPAL FINANCE INDICATORS

In comparison with 2000 such progress has been made:
- The Company's assets have increased by 24%
- Cash flow from operations has grown by 15.1%
- Liabilities have decreased by 14.7%

Indicator	2000	2001	Relative increase
Net income, ths USD	186 410.5	183 309.0	98.3%
Net proceeds from products realization, ths USD	550 500.9	490 339.5	98.1%
Total assets, ths USD	692 078.2	856 853.4	123.8%
Total liabilities, ths USD	125 991.4	107 518.9	85.3%
Cash flow from operations, ths USD	235 092.5	270 691.7	115.1%
Return on equity (ROE), %	39.1	28	71.6%
Return on assets (ROA), %	28.71	23.7	82.42%
Capex (mln USD)	93.8	173.8	185.3%
Quantity of ordinary shares, ths ps	54 228.5	54 228.5	-
Earnings per share, USD	3.44	3.38	98.3%
Net profit per share, USD	10.15	9.04	98.1%

Net income, ths USD


98.3%
186 410.5
183 309,0
2000
2001

Net proceeds from products realization, ths USD


98.1%
550 500,9
490 339,5
2000
2001

Cash flow from operations, ths USD


115,1%
235 092,5
2000
2001

Total assets, ths USD


123,8%
692 078,2
856 853,4
2000
2001

JSC UKRNAFTA

2001 ANNUAL REPORT

ADDRESS TO SHAREHOLDERS



LMIN OLEG
sident of the Board
SC "Ukrnafta,"

n 05.2002 Honorary President of the Board
C "Ukrnafta")
uty of the Verkhovna Rada of Ukraine

Today JSC "Ukrnafta" is the leader of Ukrainian oil and gas industry that provides 93% of oil extraction, 40% of gas condensate and 18% of natural gas extraction in the country.

During 2001 the assets of the Company grew by 24%. According to the results of economic activity in 2001 JSC "Ukrnafta" won the first place by market capitalization index and the third place by profit performance among the leading companies of Ukraine. The results of the economic activity of JSC "Ukrnafta" proved the high reputation of the Company and the keeping to the chosen strategy. We in consecutive order are putting into practice the programme worked out by us- a conversion of JSC "Ukrnafta" into a vertically integrated oil company of international level.

We achieved a precise division of production and auxiliary processes, a change to monthly budgeting and modern system of administration.

The implementation of a transparent system of pricing and sale of products through auctions, a progressive system of administration of business processes, up-to-date management helped to achieve financial stabilization of the Company and lay down the foundations for increasing the volume of oil and gas extraction.

One of the ways of increasing the share of the Company in the oil market is diversification of resources owing to extraction work in other countries. We are conducting negotiations on cooperation with foreign oil companies in order to enter international oil market.

The organizing of high professional managing team whose efforts were aimed at getting positive changes in the Company became an important achievement.

It is the high level of management, finance flow control, investment attractiveness that to a considerable extent favour professional success and stable functioning of the Company.

Research-and-production potential of the Company and hopeful market prospects create the basis for the attraction of foreign investments in order to implement joint projects. Positive changes in Ukrainian legislation make it possible to run joint business under the contracts for product distribution.

We are sure that rationally formulated priorities of activity, support of our shareholders and selfless work and enthusiasm of the numerous staff of the enterprise will favour the further progress and flourishing of the Company.

We express to all our deep respect and look forward to fruitful and mutually beneficial cooperation.



DEMCHENKO PETRO
Assistant Manager
of President of the Board of JSC "Ukrnafta"

(from 05.2002 President of the Board of JSC "Ukrnafta")

A LOOK TOWARDS FUTURE: INVESTMENT AND INNOVATIVE ACTIVITIES OF THE COMPANY



A strategic target of JSC "Ukrnafta" is a conversion into vertically integrated oil company of international level. This orientation of the Company's development is supported by the President and the Government of Ukraine.

Running the full cycle of production, from geological prospecting and extraction up to processing and sale will favour the stabilization of hydrocarbon extraction, the expanding of highly profitable sale of oil products, the entrance into international oil extraction market.

The first stage of the investment programme of the Company includes the following lines of activity: modernization of utilized deposits and development of new ones; modernization of telecommunications; technical reequipment of oil and gas production departments; reconstruction of oil processing plants; entrance into the international oil extraction market.

Decisions on investment and funds attraction are made after thorough assessment of projects and analyzing their influence on corporate finances of the Company and general risks.

One of the main tasks that has to be resolved in order to enter the international market is acquisition of drilling equipment certified up to the standards of American Petroleum Institute (API) and international certification of high professionals.

For fulfilling the production plan, stabilizing the volume of gas and oil extraction from Ukrainian gas and oil fields, to create conditions for its further growth technical reequipment of oil and gas production departments is necessary. Taking into consideration unsatisfactory supply of equipment formerly, the Company invests money into purchasing the necessary high-yield foreign drilling and oil-industry equipment, chemical reagents, materials and spares.

JSC "Ukrnafta" is interested in the development of modern instruments of production financing. With a number of banking institutions and leasing companies negotiations on financing the contracts for purchasing high technology equipment up to API standards, which is necessary for the work abroad, have been conducted. The Company has worked out "The Programme of the Development of the External Economic Activity of JSC "Ukrnafta", there are some plans for cooperation with foreign oil companies in geological prospecting, well drilling and hydrocarbon extraction. A successful implementation of the Programme will open additional sources of resource arrival and will make it possible to realize the available production and intellectual potential.

Nowadays, four joint-ventures founded with participation of JSC "Ukrnafta" are functioning. They have attracted investments of $4.434 million. In 2001 the joint-ventures extracted 181.8 thousand barrels of oil and 23.8 million m^3 of gas.

The Company cooperates with foreign investors under joint investment activity agreements, according to which the total volume of investments has reached $ 9.6 million. Under cooperation agreements in 2001 197.9 thousand barrels of oil and 273.9 million m^3 of gas were extracted.

The rate and volume of investments for the time being are less than it was planned and are insufficient for effective implementation of the hydrocarbon extraction programme. Therefore, it is important for the Company to improve legal and economic mechanisms of implementation of cooperation agreements and the work of joint-ventures.

For resolving questions connected with the entrance into the world oil and gas industry services market the Company trained and certified 60 specialists in Mishkolm International Training Centre (Hungary) in accordance with IADC requirements.

Having the goal to increase and intensify gas and oil extraction in Ukraine, the Company conducts research and engineering work in geological prospecting, oil and gas extraction, development of oil and gas fields, well drilling, automation of production processes. In 2001 42 research institutions were involved by the Company to fulfil these targets and to implement new technological solutions.

Gradually information systems for supporting managerial activity and solution of engineering tasks on general corporative basis are being introduced. Practically at all enterprises a single system of automatic bookkeeping functions. 3 projects of modelling oil and gas extraction, by advanced technology of Schlumberger Company, are being carried out.

Investment projects under joint-venture agreements

Joint-ventures	Project	Forecast investments, million USD
JV "UkrKarpatOil" (USA)	Development of Bytkiv-Babchinske oil field	22.0
JV "Kashtan Petroleum" (Canada)	Development of Leliakivske oil field	25,0
JV "Borislavska Naftova Kompania" (Borislav Oil Company) (USA)	Development of Stynavske oil field	100,0
JV "Romgaz", (Ireland)	Building of gas processing plant	30,0

Investment projects under agreements on cooperation

Joint investment and production agreements	Project	Forecast investments, million USD
"Karpatsky Petroleum" (USA)	Development of Rudivsko-Chervonozavodske gas condensate field	80,0
"Momentum Enterprises" (Canada)	Development of Andriyashivske gas condensate field	80,0
"Letteral Vector Resources Inc." (Canada)	Development of Bugruvativske gas condensate field	110,0
"Virtual Investment" (USA)	Restoring of unutilized wells and oil fields of Sumska region	5,0

Investment projects of gas processing plants reconstruction

JSC "Ukrnafta" includes: Gnidyntsivsky gas processing plant (GPP), Kachanivsky GPP, Dolynsky GPP and oil and gas production department (OGPD) "Boryslavnaftogaz".

GPPs form a single production corporation with OGPDs and that helps to utilize as effectively as possible oil and gas resources and also prepare oil condensate and natural gas.

GPPs of the Company have the established gas-receiving capacity of 3 940 mln. m^3 and manufacturing capacity of 3591.7 thousand barrels for propane-butane and stable gasoline.

The main destination of gas processing plants is utilization of low-pressure gas, its preparation in accordance with the requirements of consumers, and light hydrocarbons processing which are produced from gas to obtain propane-butane and stable gasoline.



Gnidyntsivsky GPP

The plant was put into operation in 1973. Gnidynstivsky GPP was built for oil preparation (dehydration, desalination and stabilization) and oil and natural gas processing.

The plant prepares oil and processes gas for OGPDs "Chernigivnaftogaz" and "Okhtyrkanaftogaz". The plant produces propane-butane, stable gasoline and stripped gas.

Kachanivsky GPP

The plant was put into operation in 1975. Kachanivsky GPP comprises Kachanivske, Glynsko-Rozbyshivske and Anastasivske production departments.

The plant prepares and processes gas and condensate for OGPDs "Okhtyrkanaftogaz" and "Poltavanaftogaz". It produces propane-butane fraction, stable gasoline and stripped gas.

The implementation of the project of the plant reconstruction requires $40 million of investments and presupposes the building of gas processing unit with tank park and railway loading station. Its nominal dry gas processing capacity is to be 1 billion nm^3 a year.

There has also been a project of Anastasivske production department reconstruction that belongs to Kachanivsky GPP. The investment project covers the reconstruction of gas processing unit with enlarging its dry gas processing capacity up to 0.5 billion nm^3 a year, with tank park and railway loading station. The investment demand constitutes $32 million.

Dolynsky GPP

Dolynsky GPP was put into operation in 1961. The plant comprises Dolynske and Pasichnyanske production departments. The GPP prepares and processes gas for OGPDs "Dolynanaftogaz", "Nadvirnanaftogaz" and "Boryslavnaftogaz".

The main products of the plant are stripped gas, propane-butane and stable gasoline.

JSC "Ukrnafta" plans to reconstruct and modernize production lines of Gnidyntsivsky and Kachanivsky gas processing plants. The correspondent investment projects have been worked out. There has been discussed the possibility to enlarge the delivery of hydrocarbon feedstock to the plant at the expense of extraction within the country as well as imported raw material. It will increase the output of gas products.

The fulfilment of the reconstruction programme of Kachanivsky and Gnidyntsivsky GPPs will make it possible to receive annually additional 1 319.4 thousand barrels of propane-butane and up to 219.9 ths barrels of stable gasoline and return invested funds in 2-3 years.

Investments in the development of oil and gas fields

JSC "Ukrnafta" obtained considerable experience in attraction of investments in the development of potentially profitable oil and gas fields. We long to expand further the cooperation with foreign investors and propose to your consideration oil and gas fields worthy of investing.

The management of the Company considers that diversified cooperation with foreign companies, a vast attraction of direct investments in the form of financial credits and credits against goods is one of the main conditions of the Company's flourishing in future.

We are interested in cooperation in conducting geological prospecting and development of new oil and gas fields in third countries; we want to apply high technologies in well building or their repairing.

We also hope for fruitful cooperation in creating modern gas processing complex in Ukraine. The following ways of cooperation with foreign partners we define as priorities:

- Investment attraction to the development of oil and gas fields on the territory of Ukraine both by founding joint-ventures and by signing agreements on cooperation.

- Purchasing of modern oil and gas extraction equipment and high technologies on credit and leasing terms.

- Strategic partnership with oil companies in projects of oil and gas extraction abroad.

The Company is interested in expanding the circle of investors and invites to mutually beneficial collaboration.



SECURITIES AND EQUITY CAPITAL OF THE COMPANY

2001 was difficult enough for the stock market. Destabilization on international financial and stock markets in the autumn of 2001 couldn't help influencing the dynamics of national stock instruments. The tendency to fall of FFTS index from 52 points to 39.05 points became the result of the events in September, 2001 in the USA. Panic on international markets owing to the above mentioned events, temporary capital outflow before elections are the main reasons of the reducing of investment attraction of national issuing companies and decrease in quotation of their shares.

Despite fluctuations in their market value, the shares of JSC "Ukrnafta" in recent years have been in permanent demand on the national stock market which is proved by the volumes of concluded agreements and testifies to the high attractiveness of the Company. By the rating "100 best companies of Ukraine" JSC "Ukrnafta" took the first place in nomination market capitalization which constituted1 043 899 588 UAH.

JSC "Ukrnafta" was created by the way of corporatization and registered 31.03.1994. The statutory fund of the Company makes up 13 557 125.5 UAH and is divided into 54 228 510 ordinary shares each of which has nominal value of 0.25 UAH. 13 600 shares, that is 0.03% of the statutory fund of the Company, belong to the State in the person of the State Property Fund of Ukraine (SPFU). 50% of shares plus one share, in accordance with the decision of the Cabinet of Ministers of Ukraine, were handed to the administration and statutory fund of NJSC "Naftogaz of Ukraine". 49.97% of shares belong to other legal and natural persons. Shares left in SPFU (0.03%) are liable to sale, after which the first issue of the Company's shares will be finished. The total number of the Company's shareholders is about 34 thousand.

JSC "Ukrnafta" was the first Ukrainian company to come into the American stock market by fulfilling in 1999 the programme of issuing American Depositary Receipts (ADR) of the first level. The Bank of New-York and ING Barings Ukraine also took part in the programme, the former in the


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quality of deposit-taker and the latter as a custodian bank. Financial Company "Ukrnaftogaz" and Baker McKenzie participated as advisers on ADR issuing.

In August, 2001 before the sixth meeting of the shareholders 455 616 ADR were sold by American investors to Ukrainian brokers. During the year the price of one ADR made up 7.2 USD.

The quotation of the shares of the Company is taken into account while calculating FFTS index and Frontier Composite index, the latter made by the leading rating agency Standard and Poor for developing markets.

The Company plans to start carrying out a programme of issuing ADRs of the third level in order to provide the Company with investment funds.

Financial stability, the Company's success in production processes, high professional managing team make the Company attractive for investors and raise the quotation of its shares.

COMPANY'S SURVEY IN 2001



Nowadays JSC "Ukrnafta" is the largest national oil and gas extraction company which provides the extraction of more than 93% of oil, 40% of gas condensate and 18% of gas of the total volume of extraction of these hydrocarbons in Ukraine.

The main kinds of production activities of the Company are: geological prospecting; exploitative drilling; oil, gas and condensate extraction, gas preparation and processing on the territory of 8 administrative regions or 2 oil and gas extraction regions of Ukraine. JSC "Ukrnafta" exploits 99 oil and gas fields at 2 179 oil wells and 234 gas wells. Gas processing is made at three gas processing plants of the Company: Gnidyntsivsky GPP, Dolynsky GPP, Kachanivsky GPP and also at Boryslav OGPD.

2001 was for the Company a step farther towards financial stabilization. Favourable economic conditions, transparent system of sale of products through auctions lay down the foundations for successful fulfilment of the program of strategic development.

GEOLOGICAL PROSPECTING AND DRILLING

In 2001 the Company intensified its activity in the field of geological prospecting.

In 2000-2001 for the first time on the territory covered by the Company a large-scale seismological prospecting by 3D method within the limits of Western-Vilshansko-Reshetniakivska zone of structures was carried out. This year the work at Bugruvativske gas condensate field is going on.

Technical and material provision of drilling has been improved. Drilling equipment has been renewed by 25%. This has increased the volumes of drilling by more than 20%. The service speed of drilling has risen by 15%, which is the result of more effective use of calendar time.

Dynamics of the volumes of drilling in 1997-2001, thousand metres

Drilling	1997	1998	1999	2000	2001	2001 to 2000, %
Exploitative drilling	135.4	147.7	127.7	167.1	185.0	10.7
Prospecting drilling	13.4	7.9	12.9	14.2	32.9	131.6

OIL AND GAS EXTRACTION

In 2000-2001 the Company created the necessary conditions for stabilization of oil and gas extraction and its gradual enlarging: the amount of prospecting and exploitative drilling increased; the prospected resources grew; new industrial equipment and new technologies were implemented.

In 2001 the Company extracted 20 607.5 thousand barrels of oil with gas condensate, 3 292.6 million m³ of natural gas, which makes up 98.1% and 99.6% to the level of 2000 respectively.

Dynamics of oil and gas extraction in 1999-2001

OGPD	1999		2000		2001		2001 to 2000, %	
	Oil, ths. brls.	Gas, mln m³	Oil, ths. brls.	Gas, mln m³	Oil, ths. brls.	Gas, mln m³	Oil	Gas
"Chernigivnaftogaz"	3679.7	140.2	3518.4	133.8	3390.9	138.8	96.4	103.8
"Poltavanaftogaz"	2158.7	1705.5	2125.7	1625.9	2094.8	1574.2	98.5	96.8
"Okhtyrkanaftogaz"	11486.9	1161.4	11093.9	1205.4	10995	1271.0	99.1	105.4
"Dolynanaftogaz"	2277.4	79.6	2282.6	84.9	2316.3	87.1	101.5	102.6
"Boryslavnaftogaz"	846.6	60.4	828.3	58.2	666.44	28.6	80.5	49.0
"Nadvirnanaftogaz"	1183.8	210.0	1148.6	197.9	1143.84	192.9	99.6	97.4
JSC "Ukrnafta"	**21633.0**	**3357.2**	**20997.5**	**3306.1**	**20607.3**	**3292.6**	**98.1**	**99.6**

In 2001 the Company was developing 99 oil and gas fields, 83 of which are oil fields and 16 are gas ones. Oil and gas extraction was carried out from 2 179 oil wells and 234 gas wells. Totally, due to the using of progressive technologies and organizational measures 2 778 thousand barrels of oil was extracted.

The effectiveness of the Company's administration has increased considerably thanks to the implementation of corporative computer system. All departments send information on the results of their activities to the head office of JSC "Ukrnafta". This gives the possibility to improve the efficiency of management and control and to make better analysis of departmental activities.

In accounting year the Company overfulfilled the plans of oil and gas extraction. At the same time, the total figures, in comparison with the last year, have decreased: oil extraction- by 1.9%, gas extraction- by 0.4%. The reason lies in the fact that oil and gas fields owned by the Company are worked out considerably.

Processing

Gas processing plants of the Company are the largest producers of propane-butane and stable gasoline in Ukraine.

In 2001 2 755.4 million m³ of gas was prepared and processed by GPPs of the Company. The total production of propane-butane in 2001 made up 991.75 thousand barrels. By annual results, national gas processing plants which are structural parts of JSC "Ukrnafta" produced 1132.49 thousand barrels of stable gasoline.

Processing of hydrocarbons extracted by the Company is provided by operating power of Gnidyntsivsky GPP, Kachanivsky GPP, Dolynsky GPP and Boryslav OGPD. Each plant is a part of the manufacturing complex which enables the producers to utilize oil gas resources and reduce oil and condensate losses while developing oil and gas fields.

Taking into account present economic conditions and the increasing usage of propane-butane as motor fuel, the Company plans to raise the effectiveness of its productive capacity utilization.

Production of propane-butane, thousand barrels


118,5%
896,46
790,90
837,09
991,75
1998
1999
2000
2001

Production of stable gasoline, thousand barrels


108,4%
1173,53
1115,63
1044,53
1132,49
1998
1999
2000
2001

Sale of products

In recent years and in 2001 especially the Company purposefully was engaged in creating effective sales channels.

One of the main factors which improved significantly payments of consumers for oil, gas and production of gas processing plants was a change to auction system implemented according to the decree of the Cabinet of Ministers of Ukraine № 599 of April 4, 2000.

The practice of holding auctions proved its positive influence on creating a transparent mechanism of pricing and competitive environment. Thanks to participation in oil, gas condensate and stable gasoline auctions the Company managed to form competitive prices dynamically. The shipment of oil in ten-day periods enabled the Company to control flexibly the sale of products and to encourage 100% payment.

In 2001 the Company sold 19 098.3 thousand barrels of oil with gas condensate and 2 844.3 million m³ of natural gas (including oil gas and stripped gas).

JSC "Ukrnafta" in its strategic plans of the development of the Company's infrastructure presupposes to conjoin oil and gas processing facilities which will lead to the expanding of the range of products and provide additional incomes from the sale of oil products.

In accordance with the strategy of conversion into vertically integrated company the management of the Company has set the task of occupying 15% of the national light oil production market.

ANALYSIS OF FINANCE RESULTS OF THE ACTIVITY

Analysis of finance results of the Company's activity testified to positive changes in its development, according to 2001 figures.

In the balance sheet structure the ratio of its principal components experienced positive dynamics, the result of which is 23.8% growth of the total sum of assets. Positive changes occurred in the structure of sources of assets formation, namely: equity capital increased by 32.2%, current liabilities decreased by 13.1%. Thus, in 2001 the Company reduced long-term and current liabilities by 66.5% and 13.1% respectively, and also managed to make the item "Deferred income" raise 99.3 times.

To prevent obsolescent basic production assets from accumulation, the Company has accelerated significantly their renewal and also implements alternative ways of their reconstruction owing to investment attraction.

Analyzed indicators, favourable market conditions, transparent system of sale of products at auctions have laid down the foundations for the successful fulfilment of the programme of strategic development, in the course of which the following indicators of financial activity have been received:

	2000	2001
Income statement (USD mln.)		
Net sales	559	504
EBITDA	307	301
Depreciation	(24)	(33)
EBIT	283	268
NIBT	274	262
Taxes	(92)	(80)
Net income (Loss)	182	182
Balance sheet (USD mln.)		
Total assets	677	860
PPE	412	506
Accounts receivable	94	124
Cash & cash equivalents	7	2
Accounts payable	92	73
Debt	34	38
Equity	552	749

Operation analysis, operation cost analysis and behaviour of indicators of effectiveness of asset management testify to relatively stable financial position of the enterprise during 2001.

The main conclusions from the statement analysis of JSC "Ukrnafta" are as following:

- Economic indicators of the activity in 2001 behave positively in comparison with the previous periods.

- In 2001 the Company attained considerable improvement of financial position and liquidity: security of its own current assets exceeds standard figures and provides completely the production cycle.

- General and factor profit performance has increased, especially the profitability of primary activity, sales and trade turnover. All this increases investment attractiveness of the Company.

CONSOLIDATED BALANCE SHEET (NAS), ths USD

Assets	2000	2001
I. Non-current assets		
Intangible assets:		
depreciated cost	436.5	668.8
initial cost	547.0	969.4
accumulated depreciation	110.5	300.6
Construction in process	60 905.3	100 641.2
Fixed assets:		
depreciated cost	0.0	0.0
initial cost	421 121.8	504 107.5
accumulated depreciation	947 922.9	1 064 297.6
Long-term financial investments:		
which are to be accounted using method of participation	526 801.1	560 190.0
in capital of other companies	20 953.6	26 556.8
other financial investments	8 635.9	8 369.2
Long-term debtor liabilities	1 175.6	3 526.1
Postponed tax assets	0.0	19 651.9
Other non-current assets	0.0	0.0
Total for section I:	**513 228.6**	**663 521.4**
II. Current assets		
Stocks:	0.0	0.0
row materials	0.0	0.0
growing animals	47 666.0	45 550.9
production in process	1 503.9	2 038.5
finished commodity	6 574.2	2 014.8
goods	3 873.1	6 303.0
Bills receivable	2 525.2	1 984.0
Accounts receivable for goods.	13 025.4	8 177.8
works, services:	0.0	0.0
net sale cost	68 561.8	91 136.7
initial cost	133 571.4	160 568.4
bad debt reserve	65 009.6	69 431.8
Accounts receivable:	0.0	0.0
taxes recoverable	2 458.1	4 300.8
advances to employees	3 003.0	5 846.6
dividends, interest and royalty receivable	13.7	7.7
related party receivable	0.0	0.0
Other current accounts receivable	6 086.7	7 704.7
Current financial investments	0.0	0.0
Cash and cash equivalents:	0.0	0.0
national currency:	7 136.3	2 175.6
foreign currency:	6.2	14.8
Other current assets:	16 019.5	15 083.3
TOTAL for section II:	**178 453.2**	**192 339.3**
III. Expenditures of future periods	**396.4**	**992.7**
Balance	**692 078.2**	**856 853.4**

Liabilities	2000	2001
I. Shareholder s equity		
Paid-in capital	2 548.3	2 548.3
Share capital	0.0	0.0
Additional paid-in capital	0.0	0.0
Other paid-in capital	256 844.0	256 766.4
Reserve capital	637.0	637.0
Retained earnings	303 927.1	485 863.9
Non-paid capital	0.0	0.0
Withdrawn capital	0.0	0.0
Total for section I:	**563 956.4**	**745 815.6**
II. Funds for future payments		
Provision for the payments to personnel	0.0	0.0
Other provisions	0.0	0.0
Target financing	2 130.5	3 518.8
Total for section II:	**2 130.5**	3 518.8
		0.0
III. Long-term liabilities		
Long-term bank loans	0.0	0.0
Other long-term financing liabilities	16.7	0.0
Deferred income taxes	0.0	126.3
Other long-term liabilities	5 047.7	1 572.2
Total for section III:	**5 064.5**	**1 698.5**
IV. Current liabilities		
Short-term bank loans	19.2	8 458.6
Short-term part of long-term financial liabilities	82.3	0.0
Bills payable	2 320.9	2 000.6
Accounts payable to suppliers	34 844.0	48 552.6
Current liabilities:	0.0	0.0
advances payable	2 976.7	3 156.4
income taxes payable	38 320.3	12 591.7
other taxes payable	4 884.8	1 625.8
insurance payable	714.7	1 116.4
salaries payable	2 186.3	2 447.6
payable to shareholders	9 624.2	3 034.4
payable to affiliates	0.0	0.0
Other current liabilities	24 947.2	22 201.7
Total for section IV:	**120 920.5**	**105 185.7**
V. Income of future periods	**6.4**	**634.8**
Balance	**692 078.2**	**856 853.4**

CONSOLIDATED PROFIT AND LOSS STATEMENT (NAS), ths USD

Item	line code	2000	2001
Sales	10	687 272.9	610 637.8
Value added tax (VAT)	15	114 757.5	101 717.5
Excise	20	679.9	4.9
Payments for insurance premiums and insurance reimbursement	25	19 659.2	18 530.3
Other deductions from the sales	30	1 675.4	45.7
Net sales products (works, goods, services)	35	550 500.9	490 339.5
Production costs	40	231 306.4	178 978.8
Gross:		0.0	0.0
profit	50	319 194.5	311 360.7
loss	55	0.0	0.0
Other operational incomes	60	27 787.2	28 471.6
Administration expenses	70	20 308.8	19 427.6
Sale expenses	80	2 325.2	2 451.9
Other operational costs	90	34 588.3	46 974.6
Financial results from operational activity:		0.0	0.0
profit	100	289 759.4	270 978.2
loss	105	0.0	0.0
Income from the minority interest	110	5.3	0.0
Other financial incomes	120	2 628.8	10 347.0
Other incomes	130	850.4	8 397.0
Financial expenses	140	55.5	207.1
Loss from minority interest	150	0.0	0.0
Other expenses	160	12 896.1	25 272.0
Income from primary activity before taxation:		0.0	0.0
profit	170	280 287.0	264 243.2
loss	175	0.0	0.0
Income taxes	180	93 657.1	80 926.5
Net income before extraordinary items:		0.0	0.0
profit	190	186 629.9	183 316.7
loss	195	0.0	0.0
Extraordinary:		0.0	0.0
profit	200	0.0	0.0
loss	205	219.4	7.7
Income taxes from extraordinary items	210	0.0	0.0
Net:		0.0	0.0
profit	220	186 410.5	183 309.0
loss	225	0.0	0.0

INFORMATION FOR SHAREHOLDERS

Fu[illegible]me of issuer	**Ukrnafta Joint Stock Company**
Loc[illegible]	3-5, Nestorivskiy provulok, Kyiv, 04053, Ukraine
Secto[illegible] the national economy	Oil and gas extracting industry
Registra[illegible]n Information	
Registratio[illegible] Date	March, 31, 1994
Registration [illegible]ce	Shevchenkivska district State administration of Kyiv city
Registration cer[illegible]ate	0091 - 5471 - AT
Contact informat[illegible]	
Telephone:	+ (380 44) 226 - 3422, 212 - 5986
Fax:	+ (380 44) 212 - 5922
E-mail	press@ukrnafta.ukrtel.net
Shares and share capital	
Total number of shares	54 228 510 shares
Number of ordinary nominal sha[illegible]	[illegible]4 228 510 shares
Nominal value	[illegible]AH 0.25
Ticker (FSTS)	[illegible]NAF[illegible]
Paid-in capital	[illegible]3,557,000
ADR	
Number of issued ADRs on 01.01.2001	466 ,7[illegible]
Ratio of ADR to regular shares	1:6
Ticker	UKRNY
Date of last meeting of shareholders	Septem[illegible] 2000
Register	**Ukrnaftogaz Financial Company**
Location	5, Prazhska st., Kyiv, 02090, Ukraine
Telephone	+ (380 44) 551 -9540, 551 - 9514
Fax	+ (380 44) 551 -9540, 552 - 0241
E - mail	reestr@naftogaz.com.ua

ідея та дизайн
Дмитро Новіков, Олег Сідоренко
design@son.kiev.ua

+(380 44) 558-4548

ВАТ «УКРНАФТА»
2002